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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

Applix, Inc.
(Name of Subject Company)

Applix, Inc.
(Name of Person Filing Statement)

Common Stock, Par Value $0.0025 Per Share
(Title of Class of Securities)

038316105
(CUSIP Number of Class of Securities)

David C. Mahoney
President and Chief Executive Officer
Applix, Inc.
289 Turnpike Road
Westborough, Massachusetts 01581
(508) 870-0300
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy To:

Patrick J. Rondeau, Esq.
Hal J. Leibowitz, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

        The name of the subject company is Applix, Inc., a Massachusetts corporation ("Applix"). The address of the principal executive offices of Applix is 289 Turnpike Road, Westborough, Massachusetts 01581, and Applix's telephone number is (508) 870-0300.

Securities

        This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Schedule") relates to the common stock, $0.0025 par value per share, of Applix. As of September 4, 2007, there were 16,049,154 shares of Applix common stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

        Applix is the person filing this Schedule. The information about Applix's business address and business telephone number in Item 1, under the heading "Name and Address," is incorporated herein by reference.

Tender Offer

        This Schedule relates to the tender offer by Dimension Acquisition Corp., a Massachusetts corporation ("Dimension") and indirect, wholly owned subsidiary of Cognos Incorporated, a Canadian corporation ("Cognos"), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the "Schedule TO"), filed by Dimension and Cognos with the Securities and Exchange Commission (the "SEC") on September 18, 2007, pursuant to which Dimension is offering to purchase all of the issued and outstanding shares of Applix common stock at a price of $17.87 per share, net to the holder thereof in cash, without interest, less any required withholding and transfer taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2007 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 4, 2007 (as such agreement may be amended from time to time, the "Merger Agreement"), among Cognos, Dimension and Applix. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Massachusetts Business Corporation Act (the "MBCA"), Dimension will merge with and into Applix (the "Merger," and, together with the Offer, the "Transaction"). As a result of the Merger, at the effective time of the Merger (the "Effective Time"), each share of Applix common stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price. Following the Effective Time, Applix will continue as an indirect, wholly owned subsidiary of Cognos. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of Dimension is c/o Cognos Corporation, 15 Wayside Road, Burlington, MA 01803.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

        Except as set forth in this Item 3, in the Information Statement of Applix attached to this Schedule as Annex I and incorporated herein by reference (the "Information Statement") or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Applix or its affiliates and: (i) its executive officers, directors or affiliates or (ii) Cognos, Dimension, or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Applix's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Dimension's right to designate persons to the Board of Directors of Applix (the "Applix Board") other than at a meeting of the stockholders of Applix.

        In the case of each plan or agreement discussed below to which the term "change in control" applies, the consummation of the Offer would constitute a change in control.

Arrangements with Current Executive Officers and Directors of Applix

Interests of Certain Persons

        Certain members of Applix's management and the Applix Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Applix stockholders generally. The Applix Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

Cash Consideration Payable Pursuant to Offer

        If Applix's directors and executive officers were to tender the shares of Applix common stock that they own for purchase pursuant to the Offer, they would receive the same cash consideration per share of common stock on the same terms and conditions as the other stockholders of Applix. As of September 4, 2007, Applix's directors and executive officers beneficially owned in the aggregate 2,184,079 shares of common stock (excluding options to purchase shares of common stock). If the directors and executive officers were to tender all 2,184,079 shares of common stock beneficially owned by them for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Dimension, the directors and officers would receive an aggregate of approximately $39,029,492 in cash.

        In addition, pursuant to the Merger Agreement, each outstanding option to purchase Applix common stock that is exercisable as of the Effective Time (including after giving effect to any acceleration resulting from the Offer or the Merger) at a per share exercise price less than $17.87 will be cancelled in exchange for a cash payment to be made by Cognos promptly following the Effective Time equal to the excess of $17.87 over the per share exercise price of such option. As of September 4, 2007, Applix's directors and executive officers held options to purchase 2,181,375 shares of common stock, 1,697,000 of which were exercisable as of that date, with exercise prices ranging from $1.11 to $12.78 per share and a weighted average exercise price of $3.18 per share, and 246,250 of which will accelerate and be exercisable as of the Effective Time, with exercise prices ranging from $4.15 to $12.78 per share and a weighted average exercise price of $7.97 per share.

        All other options to purchase shares of Applix common stock outstanding immediately prior to the Effective Time will be assumed by Cognos and converted into an option to acquire shares of common stock of Cognos. Such converted options will be exercisable for that number of shares of Cognos common stock equal to the product obtained by multiplying the number of shares of Applix common stock subject to the converted option by a conversion ratio based on the pre-closing trading price of Cognos common stock. The exercise price of a converted option will be determined by dividing the original exercise price of the converted option for Applix common stock by the conversion ratio described above. The terms and conditions of each converted option, including the vesting schedule, shall otherwise remain the same as the original option.

Retention Agreements

        In January 2007, Applix entered into a retention agreement with each of its executive officers: David Mahoney, Milton Alpern, Michael Morrison and Chanchal Samanta. In September 2007, these retention agreements were amended and restated to take into account the regulations promulgated under Section 409A of the Internal Revenue Code of 1986, as amended, since the original execution of these agreements. The following summary of the amended and restated retention agreements is qualified in its entirety by the full text of the agreements, which are filed herewith as Exhibits (e)(2), (e)(3), (e)(4), and (e)(5), and are incorporated herein by reference.

        The retention agreements are not employment contracts and do not specify an employment term, compensation level or other terms or conditions of employment. The retention agreements provide for certain severance benefits to the executive in the event his employment is terminated under specified circumstances, as well as certain benefits upon a change in control, as follows:

        If the executive's employment is terminated, other than after a change in control of Applix, by Applix without "Cause" or by the executive for "Good Reason," the executive will be entitled to receive severance benefits consisting of the following primary components:

  •
  continued payment of his base salary for 18 months in the case of Mr. Mahoney and 12 months in the case of Messrs. Alpern, Morrison and Samanta; and

  •
  a continuation of medical and dental benefits for the severance period referred to in the bullet above, provided in each case that such benefits would cease sooner if and when the executive is eligible to receive them from another employer.

        If the executive's employment is terminated by Applix without "Cause" or by the executive for "Good Reason" within 12 months following a change in control of Applix, the executive will be entitled to receive severance benefits consisting of the following primary components:

  •
  for 18 months in the case of Mr. Mahoney and 12 months in the case of Messrs. Alpern, Morrison and Samanta, continued payment of compensation at an annual rate equal to the sum of (i) his base salary plus (ii) his target bonus for the year during which the termination occurs; and

  •
  a continuation of medical and dental benefits for the severance period referred to in the bullet above, provided in each case that such benefits would cease sooner if and when the executive is eligible to receive them from another employer.

        In addition, upon a change in control, regardless of whether the executive's employment terminates, all restricted stock and stock options held by the executive will become fully vested. If the executive's employment is terminated prior to a change in control of Applix, by Applix without cause or by the executive for good reason, the vesting of restricted stock and stock options held by the executive on the termination date will accelerate by 18 months in the case of Mr. Mahoney and 12 months in the case of Messrs. Alpern, Morrison and Samanta, and the vested portion of each stock option will remain exercisable during a defined extension period.

        For the purposes of these agreements, "Cause" is generally defined as (i) willful failure by the executive to perform his duties, or (ii) willful engagement by the executive in illegal conduct or gross misconduct that is materially injurious to Applix; and "Good Reason" is generally defined as (i) the assignment to the executive of duties materially inconsistent with his position, (ii) a material reduction in his base salary, (iii) Applix's failure to continue a material compensation or benefit plan or program, (iv) a significant change in the location where the executive performs his duties, or (v) Applix's failure to pay compensation or benefits that are due.

        As partial consideration for the benefits provided under the retention agreement, each executive is bound by non-competition, non-solicitation and non-disparagement provisions in the retention agreement. The obligation of Applix to provide the severance benefits to an executive is conditioned on the executive signing a release of claims against Applix.

Employment Agreements with Cognos

        In connection with the execution of the Merger Agreement, Cognos entered into employment agreements (the "Employment Agreements"), which will become effective upon the completion of the Merger, with several Applix employees, including Michael Morrison and Chanchal Samanta. The Employment Agreements will supersede any prior retention agreements, including those described above, at the closing date of the Merger, and pursuant to the Employment Agreements, Mr. Morrison and Mr. Samanta have agreed to relinquish any right they had to accelerated vesting of any unvested Applix stock options as a result of the Offer or the Merger. The following summary of the Employment Agreements is qualified in its entirety by the full text of the Employment Agreements, which are filed herewith as Exhibits (e)(6) and (e)(7), and are incorporated herein by reference.

        The Employment Agreements provide that upon termination without "Just Cause," or departure for "Good Reason," Mr. Morrison and Mr. Samanta will be entitled to receive severance in an amount no less than the severance to which each of the would have otherwise been entitled pursuant to the prior employment agreements described above, the exact terms of which are outlined in Section 12.03 of the respective Employment Agreements. For this purpose, "Just Cause" is generally defined as (i) willful failure on the part of the executive to perform his duties, (ii) misconduct, theft, fraud or dishonesty, (iii) breach of the Employment Agreement or (iv) conduct that would be determined by the courts of the Commonwealth of Massachusetts to constitute just cause. "Good Reason" is generally defined as (i) assignment of duties to the executive materially inconsistent with his position, (ii) material reduction in salary or benefits (iii) certain relocations of the facility at which the executive is based or (iv) in the case of Mr. Morrison only, material reductions in his additional incentive compensation.

        Mr. Morrison's Employment Agreement provides that he will be employed as Vice President & General Manager, Financial Performance Management, with an annual base salary of $325,000 and an annual incentive component of $175,000. As an additional incentive, upon commencement of employment he will receive a lump sum payment of $150,000 that must be repaid on a pro-rated basis should he leave under certain conditions prior to the second anniversary of his employment with Cognos, an award of 15,000 restricted share units and, subject to approval by Cognos' Board of Directors, an award of options for 30,000 shares of Cognos common stock on terms consistent with Cognos' stock option grant process. As consideration for the relinquishment of the acceleration and equity rights in his prior retention agreement, Cognos will also grant to Mr. Morrison an award of restricted share units based on the value of such acceleration and equity rights.

        Mr. Samanta's Employment Agreement provides that he will be employed for a term of three months (the "Term") in a position consistent with his current responsibilities at Applix, with an annual base salary of $220,000 and an annual incentive component of $70,000, both pro-rated for the Term. As consideration for the relinquishment of the acceleration and equity rights in his prior retention agreement, Cognos will also grant to Mr. Samanta a lump sum payment of $75,000, payable upon expiry of the Term or in the event of a termination without Just Cause or departure for Good Reason (as defined above).

Executive Officer Bonus Plan

        On February 7, 2007, the Compensation Committee (the "Compensation Committee") of the Applix Board approved the 2007 Executive Officer Bonus Plan (the "2007 Bonus Plan"), a bonus plan for fiscal year 2007 for Applix's executive officers. Each executive officer has been assigned a target bonus. A portion of each executive officer's target bonus will be determined based on Applix's revenue for each quarter of 2007, a portion will be determined based on Applix's adjusted operating income for each quarter of 2007, and a portion will be determined on a discretionary basis by the Compensation Committee based on achievement of individual performance objectives.

        The following summarizes the bonus targets under the 2007 Bonus Plan for each of Applix's executive officers:

  •
  David Mahoney's target bonus is $285,000 (or 88% of his base salary), of which $99,750 (or $24,937.50 per quarter) is based on revenue, $99,750 (or $24,937.50 per quarter) is based on adjusted operating income and $85,500 is based on individual performance objectives.

  •
  Milton Alpern's target bonus is $135,000 (or 53% of his base salary), of which $47,250 (or $11,812.50 per quarter) is based on revenue, $47,250 (or $11,812.50 per quarter) is based on adjusted operating income and $40,500 is based on individual performance objectives.

  •
  Michael Morrison's target bonus is $220,000 (or 100% of his base salary), of which $96,800 (or $24,200 per quarter) is based on revenue, $79,200 (or $19,800 per quarter) is based on adjusted operating income and $44,000 is based on individual performance objectives.

  •
  Chanchal Samanta's target bonus is $70,000 (or 32% of his base salary), of which $28,000 (or $7,000 per quarter) is based on revenue, $28,000 (or $7,000 per quarter) is based on adjusted operating income and $14,000 is based on individual performance objectives.

        In addition, if Applix attains annual adjusted operating income for 2007 ("Annual Operating Income") exceeding its target Annual Operating Income, Applix will pay an additional bonus to each executive officer, determined based on Annual Operating Income.

        Through September 4, 2007, the following amounts had been paid under the 2007 Bonus Plan: $90,525.87 to Mr. Mahoney; $42,880.67 to Mr. Alpern; $79,915.49 to Mr. Morrison; and $25,410.77 to Mr. Samanta. Additional amounts may be paid to executive officers under the 2007 Bonus Plan between September 4, 2007 and the closing date of the Merger.

        The foregoing description of the 2007 Bonus Plan is qualified in its entirety by reference to the actual 2007 Bonus Plan, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Applix with the SEC on February 13, 2007.

Indemnification of Officers and Directors

        Section 2.02(b)(4) of Chapter 156D of the Massachusetts General Laws allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of an improper distribution or obtained an improper personal benefit. Applix has included such a provision in its articles of organization.

        Section 8.51(a) of Chapter 156D of the Massachusetts General Laws provides that a corporation may indemnify its directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred in connection with any litigation or other legal proceeding brought against any director by virtue of his position as a director of Applix unless he is deemed to have not acted in good faith in the reasonable belief that his action was in the best interest of the corporation. As noted below, Applix has provided for director indemnification in its articles of organization and bylaws.

        Section 8.52 of Chapter 156D of the Massachusetts General Laws provides that a corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

        Section 8.56(a) of Chapter 156D of the Massachusetts General Laws ("Section 8.56") provides that a corporation may indemnify its officers to the same extent as its directors and, for officers that are not directors, to the extent provided by (i) the articles of organization, (ii) the bylaws, (iii) a vote of the board of directors or (iv) a contract. In all instances, the extent to which a corporation provides indemnification to its officers under Section 8.56 is optional. As noted below, Applix has provided for officer indemnification in its articles of organization and bylaws.

        Applix's articles of organization and bylaws provide that a director or officer of Applix shall be indemnified by Applix against all liabilities and expenses (including judgments, fines, penalties and reasonable attorneys' fees and all amounts paid, other than to the corporation or such other organization, in compromise or settlement) imposed upon or incurred by any such person in connection with any litigation or other legal proceeding brought against him by virtue of his position as a director or officer of Applix unless he is deemed (in the manner provided in the articles of organization and bylaws, respectively) to have not acted in good faith in the reasonable belief that his action was in the best interest of Applix. Applix shall provide no indemnification with respect to any matter settled or compromised, pursuant to a consent decree or otherwise, unless such settlement or compromise shall have been approved as in the best interests of the corporation, after notice that indemnification is involved, by (i) a disinterested majority of the Board of Directors or, (ii) the holders of a majority of the outstanding stock entitled to elect directors, voting as a single class, exclusive of any stock owned by any such indemnified party. Indemnification may include payment by Applix of expenses in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

        Applix's articles of organization and bylaws provide that the indemnification provided therein is not exclusive, and Applix's articles of organization provide that in the event that the Massachusetts General Laws are amended to expand the indemnification permitted to directors or officers, Applix must indemnify those persons to the fullest extent permitted by such law as so amended. Applix's bylaws provide that the indemnification provided therein shall be offset to the extent of any other source of indemnification or applicable insurance coverage.

        Applix has purchased and maintains insurance coverage under a policy insuring directors and officers of Applix against certain liabilities which they may incur as directors or officers of Applix, which may include coverage for liabilities arising under the Securities Act.

        The Merger Agreement provides that Cognos and Applix will, to the fullest extent permitted by applicable law, indemnify and hold harmless each present and former director, officer or employee of Applix or any of its subsidiaries (the "Indemnified Parties"), against any costs and expenses, including attorneys' fees and expenses arising out of or relating to or in connection with any action or omission occurring or alleged to have occurred at or before the closing date of the Merger.

        In addition, from the closing of the Merger through the sixth anniversary of the date on which the closing occurs, Cognos will not amend, repeal or otherwise modify any indemnification and exculpation provisions of the certificate of incorporation and bylaws of Applix or any of its subsidiaries in any manner that would adversely affect the rights thereunder of individuals who at or prior to the closing of the Merger were directors, officers or employees of Applix or any of its subsidiaries.

        Cognos has also agreed to cause to be maintained the current directors' and officers' liability insurance policies (or their equivalent) for six years from the closing of the Merger, so long as the annual premium is not in excess of 250% of the last annual premium paid by Applix prior to the closing of the Merger.

Material Proceedings

        None.

Arrangements with Dimension and Cognos

Merger Agreement

        The summary of the Merger Agreement contained in the sections of the Offer to Purchase titled "The Transaction Documents," "Dividends and Distributions" and "Certain Conditions to Offeror's Obligations" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Confidentiality Agreement

        On December 4, 2006, Applix and Cognos entered into a confidentiality agreement. On July 30, 2007, Applix and Cognos entered into a confidentiality agreement (the "Confidentiality Agreement"), replacing the earlier confidentiality agreement and containing customary provisions, pursuant to which, among other matters, each party agreed to keep confidential all proprietary information furnished to it or its representatives by the other party, to use such material solely for purposes of evaluating a possible transaction between the parties and not to disclose the fact that discussions are taking place concerning a possible transaction between the parties or the status thereof. Subject to specified exceptions, for a period of two years from the date of the Confidentiality Agreement, each party agreed not to solicit the employment of or hire any employee of Applix. The obligations set forth in the Confidentiality Agreement expire on the third anniversary of initial disclosure of information. The summary of the Confidentiality Agreement contained herein is qualified by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(8) and is incorporated herein by reference.

Exclusivity Agreements

        On August 3, 2007, Applix and Cognos entered into an exclusivity agreement (the "Exclusivity Agreement"), pursuant to which, for the period through August 20, 2007 and automatically extending for seven days thereafter unless either party gave notice to the contrary, Applix agreed not to solicit or initiate any discussions with any third party regarding the acquisition of Applix or a significant portion of Applix's assets, nor provide any nonpublic information relating to Applix to any third party that has informed Applix it is seeking to make such an acquisition. On August 28, 2007 the agreement was amended to extend the exclusivity period through September 6, 2007.

Item 4. The Solicitation or Recommendation.

Recommendation of the Applix Board

        The Applix Board, at a meeting duly called, by unanimous vote of all directors present at the meeting:

  •
  determined that the Merger Agreement is advisable;

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  determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are at a price and on terms that are fair to and in the best interests of Applix and the stockholders of Applix;

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  approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the Tender and Voting Agreements (the "Tender and Voting Agreements"); and

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  recommended that Applix's stockholders accept the Offer and tender their shares of Applix common stock in the Offer and, if required by applicable law, approve the Merger Agreement.

        A letter to stockholders communicating the Applix Board's recommendation is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

Intent to Tender

        Each of Applix's executive officers and directors executed a Tender and Voting Agreement with Cognos pursuant to which such executive officers and directors have agreed to tender the shares of Applix common stock beneficially owned by them pursuant to the Offer. The Tender and Voting Agreements are summarized in the section of the Offer to Purchase titled "The Transaction Documents—Tender and Voting Agreements," which summary is incorporated by reference herein. To the knowledge of Applix after making reasonable inquiry, all of Applix's executive officers and directors currently intend to tender for purchase pursuant to the Offer any shares of Applix common stock owned of record or beneficially owned by them, in compliance with the Tender and Voting Agreement.

Background of the Transaction

        The Applix Board has on an ongoing basis discussed the long-term strategy of Applix and strategic opportunities that might be available to enhance stockholder value, including potential opportunities for both acquisitions by Applix and an acquisition of Applix. By early 2005, the Applix Board concluded that there were significant risks to Applix's long-term success as an independent company, and that stockholders' interests would be best served if Applix pursued a dual strategy of (1) continuing to execute on its business plan and growing revenue and net income and (2) exploring opportunities for an acquisition of Applix. The Applix Board reached that conclusion primarily for the following reasons:

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  Most of Applix's primary competitors were significantly larger companies, with more resources, a bigger customer base and more comprehensive product offerings, and it is often difficult for Applix to compete against those companies.

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  There was a trend toward consolidation within the business intelligence and business performance management markets, with many smaller companies being acquired by larger companies, creating the risk that if Applix were not acquired in the near future, the potential acquirers may have satisfied their product, technology and strategic needs through acquisitions of other companies and therefore have no interest in an acquisition of Applix.

        Following that conclusion by the Applix Board, Applix began working with Bear, Stearns & Co. Inc. ("Bear Stearns") to help Applix explore potential acquisition opportunities, both by Applix and of Applix. Representatives of Bear Stearns met with management on numerous occasions through 2005 and 2006 to assess Applix's long-term prospects and market position and discuss potential acquisition partners for Applix. In addition, Bear Stearns representatives participated in numerous meetings of the Applix Board during 2005 and 2006 at which they offered their advice concerning potential acquirers of Applix and the process that could be followed for eliciting acquisition opportunities.

        During 2005 and 2006, Applix had preliminary discussions with a number of companies concerning a possible acquisition of Applix. Some of those discussions were initiated by Applix, while others were initiated by representatives of the other company. Bear Stearns representatives also contacted on behalf of Applix several companies during the course of 2005 and 2006 to explore on a preliminary basis whether they had an interest in a possible acquisition of Applix. None of those discussions progressed beyond the preliminary stage.

        In November 2006, an Applix executive met with a Cognos executive to discuss a possible acquisition of Applix by Cognos. Cognos indicated an interest in proceeding with such discussions, and on December 4, 2006, Applix and Cognos entered into a confidentiality agreement to permit a more extensive exchange of information between the companies. Over the course of the next several months, representatives of Applix and Cognos engaged in several meetings and discussions concerning a possible acquisition.

        During the period between December 2006 and February 2007, Applix, directly or through Bear Stearns, engaged in preliminary discussions with several other companies concerning a possible acquisition of Applix. In connection with those discussions, Applix entered into confidentiality agreements in January and February 2007 with three additional companies, one of which is referred to in this document as Company X, for the purpose of exchanging non-public information to facilitate those discussions. Applix also set up an electronic data room during that time period and granted access to that information to several companies. In addition, Applix or Bear Stearns, on behalf of Applix, contacted several other potential acquirers but those contacts that did not generate any interest in an acquisition.

        The Applix Board discussed in detail at its regularly scheduled February 7, 2007 meeting those acquisition opportunities and the process being followed by Applix. In addition, Mr. Mahoney consulted frequently with John Loewenberg and Peter Gyenes, the members of the Strategic Planning Committee of the Applix Board, concerning those opportunities and discussions.

        In late February 2007, in an attempt to bring interested companies to a decision within a reasonable time frame and elicit acquisition proposals from any companies that were interested in acquiring Applix, Bear Stearns sent on behalf of Applix a notice to five companies, including Cognos and Company X, outlining the suggested process and timetable for submitting an acquisition proposal for Applix. Although further discussions ensued with several of those companies, including Cognos, none of the companies submitted an acquisition proposal and each indicated that it was not interested in pursuing an acquisition of Applix. In particular, Cognos informed Applix that while it remained interested in a possible acquisition of Applix, it had other business priorities and was not willing to move forward with an acquisition at that point in time.

        From April 2007 through June 2007, Applix and Bear Stearns, on behalf of Applix, continued to contact potential acquirers, resulting in a total of 14 companies being contacted by the end of June 2007 (including the ones with which Applix had preliminary discussions earlier in the year) to assess whether they would be interested in discussing a possible acquisition of Applix. Except as described below, none of those companies indicated an interest in pursuing an acquisition at that time.

        During the first half of 2007, the consolidation in the business analytics software industry continued, with Oracle's acquisition of Hyperion (announced in March 2007), Business Objects' acquisition of Cartesis (announced in April 2007) and SAP's acquisitions of Pilot Software (announced in February 2007) and OutlookSoft (announced in May 2007). Those transactions reinforced the view of the Applix Board that finding an acquisition partner for Applix as soon as practical was in the best interests of the Applix stockholders.

        On June 28, 2007, Dave Mahoney, Applix's Chief Executive Officer, received a call from Rob Ashe, Cognos' Chief Executive Officer, expressing his desire to resume discussions regarding a potential acquisition of Applix. Mr. Mahoney informed the members of the Strategic Planning Committee of that call and also contacted Bear Stearns to enlist their assistance in that process. Over the course of the next several weeks, Mr. Mahoney and Mr. Ashe, as well as various other senior executives at both companies, had a number of discussions concerning the strategic fit between the two companies, the due diligence process to be undertaken by Cognos, and the potential terms of an acquisition. On Wednesday, July 18, 2007, Mr. Ashe proposed to Mr. Mahoney that Cognos acquire Applix in an all-cash transaction for a price of $17.75 per share. Mr. Mahoney communicated this to Applix's Strategic Planning Committee on July 19th, and they together agreed that this would be discussed at the regularly-scheduled meeting of the Applix Board on July 24th.

        On Friday, July 20, 2007, Mr. Mahoney received an email from an employee of Company X inquiring whether Applix was interested in re-engaging in strategic discussions. A Bear Stearns representative contacted that Company X employee on behalf of Applix to pursue such discussions.

        A regularly scheduled meeting of the Applix Board was held on Tuesday, July 24, 2007. At that meeting, Mr. Mahoney updated the directors on his recent discussions with Cognos and the inquiry from Company X. After discussing Applix's recent and projected financial results, long-term strategy and prospects and the terms of the Cognos proposal, the directors were in unanimous agreement that the Cognos proposal represented an attractive transaction that was in the best interests of Applix stockholders, and directed Mr. Mahoney, his executive team and Applix's advisors to continue discussions with Cognos.

        The Applix Board, with input from Bear Stearns, then discussed other companies that might have an interest in pursuing an acquisition of Applix. Mr. Mahoney and a Bear Stearns representative updated the directors on recent contacts between Applix, or Bear Stearns on Applix's behalf, with other potential acquirers. The Applix Board then agreed on a list of eight companies that Bear Stearns should contact once again, and directed Bear Stearns to do so promptly.

        During the weeks of Monday, July 23, 2007 and Monday, July 30th, Bear Stearns contacted on behalf of Applix those eight companies, including Company X, to inquire whether they wished to engage in discussions regarding a potential acquisition of Applix. Each of those companies either indicated it was not interested in pursuing such discussions or failed to respond to Bear Stearns' inquiry concerning such discussions. In particular, Bear Stearns was informed by Company X that further internal approvals were needed before Company X could pursue discussions with Applix and that it therefore was not prepared to do so at that time.

        During the week of Monday, July 23, 2007, Applix management and Cognos management continued to hold discussions concerning Cognos' due diligence review of Applix and the acquisition process in general.

        On Friday, July 27, 2007, Applix received from Cognos a non-binding term sheet outlining the principal terms of a proposed acquisition, as well as a request that Applix enter into an exclusivity letter prohibiting Applix from engaging in acquisition discussions with any other company for approximately a five-week period. Later in the day on July 27th, the Applix Board held a meeting to discuss the term sheet and exclusivity request. Representatives of Bear Stearns and WilmerHale, outside counsel for Applix, also participated in that meeting. At that meeting, the Applix Board concluded that:

  •
  the acquisition proposal of $17.75 per share in cash was attractive;

  •
  Applix and its representatives should continue its acquisition discussions with Cognos, including the negotiation of the acquisition agreements; and

  •
  Applix would not agree to exclusivity with Cognos at that point in time.

        On Monday, July 30, 2007, Applix and Cognos entered into a new confidentiality agreement, replacing the confidentiality agreement entered into in December 2006.

        During the week of Monday, July 30th, meetings and discussions continued among members of Applix management and Cognos management concerning the acquisition. During that week, Cognos informed Applix that it was unwilling to deliver and negotiate an acquisition agreement unless and until Applix entered into an exclusivity agreement with Cognos. During the course of discussions between Mr. Mahoney and Mr. Ashe concerning that matter, Mr. Mahoney proposed a price per share of $18.00. After further discussion, Mr. Ashe agreed that, if Applix entered into an exclusivity agreement with Cognos, Cognos may, subject to internal discussions, be prepared to increase the proposed acquisition price from $17.75 per share to $17.87 per share and also reduce the amount of the break-up fee originally proposed by Cognos in its July 27, 2007 term sheet. Mr. Ashe confirmed this offer on August 2, 2007 in a telephone conversation with Mr. Mahoney.

        On Friday, August 3, 2007, the Applix Board held a meeting to receive a general update on the acquisition discussions and consider Cognos' exclusivity request. Representatives of Bear Stearns and WilmerHale also participated in that meeting. At that meeting, the Applix Board received a report from Bear Stearns indicating that they had contacted eight companies to inquire about their interest in engaging in acquisition discussions with Applix and received no positive responses. The Applix Board, after discussion, concluded that Applix should enter into an exclusivity agreement with Cognos, extending to a date not later than August 27, 2007 (rather than the later date requested by Cognos), for the following reasons:

  •
  Applix had already done an extensive market check, which failed to elicit anyone other than Cognos that was willing to engage in acquisition discussions;

  •
  Cognos had stated that it would not proceed with the proposed transaction without an exclusivity agreement, and the Applix Board did not want to risk losing a transaction the directors felt was favorable to the Applix stockholders; and

  •
  Applix would be able to obtain more favorable terms with respect to both purchase price and the break-up fee from Cognos in exchange for an exclusivity agreement.

        Applix and Cognos entered into an exclusivity agreement on August 3, 2007, covering the period through August 20, 2007, with an automatic extension through August 27, 2007 unless either party gave notice to the other that it did not wish to extend such period.

        During the week of Monday, August 6, 2007, members of the respective management teams of Applix and Cognos continued to hold meetings and discussions concerning due diligence items and the acquisition, including a multi-day meeting in the Boston area involving numerous members of both companies' management teams. There were also numerous discussions between Bear Stearns representatives and representatives of Lehman Brothers, Cognos' financial adviser, as well as discussions between representatives of WilmerHale and Bingham McCutchen, Cognos' outside counsel. On Friday, August 10, 2007, Applix and its representatives received a draft Merger Agreement from Bingham McCutchen.

        During the weeks of Monday, August 13, 2007 and Monday, August 20th, Applix representatives and Cognos' representatives continued to hold meetings and calls to discuss due diligence matters and acquisition planning. In addition, Applix and Cognos and their representatives exchanged drafts of, and negotiated in part, the Merger Agreement and related acquisition documents, and Cognos delivered a draft employment agreement to one member of Applix's management team.

        On Friday, August 24, 2007, an employee from Company X emailed Mr. Mahoney with an inquiry as to whether Applix was interested in engaging in strategic discussions with Company X. Due to the exclusivity agreement with Cognos, Mr. Mahoney did not reply to the email. That person also contacted a representative of Bear Stearns on August 24, 2007 with that same inquiry, to which that representative responded that Applix was not in a position to respond to the inquiry at that time.

        On Sunday, August 26, 2007, Cognos requested that Applix amend its exclusivity agreement to extend it through September 6, 2007, as Applix and Cognos were jointly targeting the signing and announcement of the Merger Agreement on September 4th or 5th assuming resolution of all business and legal terms relating to the acquisition.

        On the morning of Monday, August 27, 2007, the Applix Board held a meeting to consider the inquiry from Company X and Cognos's request for an exclusivity extension. Representatives of Bear Stearns and WilmerHale also participated in that meeting. After discussion, the Applix Board concluded that, while there was concern (based on the prior interactions between Applix and Company X) over Company X's degree of interest in proceeding with a transaction, Applix should extend the Cognos exclusivity agreement with a carve-out that would permit Applix to engage in discussions with Company X, and that Applix should contact Company X to assess their possible interest in an acquisition of Applix, assuming that did not derail negotiations with Cognos.

        During the course of the day on Monday, August 27th, Mr. Mahoney and Mr. Ashe had a series of discussions in which Mr. Ashe informed Mr. Mahoney that if Applix did not extend the existing exclusivity agreement (without a carve-out for discussions with Company X), that Cognos would open up to further discussion its proposed $17.87 per share acquisition price, and that Cognos may or may not continue to proceed towards the planned signing and announcement of the transaction on September 4th or 5th, depending on how events unfolded over the next several days.

        Following those conversations, a meeting of the Applix Strategic Planning Committee was held on the evening of August 27th and a meeting of the full Applix Board was held on the morning of Tuesday, August 28th, with representatives of Bear Stearns and WilmerHale participating in both meetings. After extensive discussions, both the Strategic Planning Committee and the Applix Board concluded that it was in the best interests of Applix and its stockholders for Applix to extend its exclusivity agreement with Cognos through September 6, 2007, as requested, and not explore at that time Company X's interest in a possible acquisition of Applix, in exchange for (1) assurances from Cognos that it was committed to the $17.87 per share acquisition price and would not attempt to renegotiate that price; (2) a commitment from Cognos to continuing to work towards finalizing and signing the Merger Agreement on September 4th; and (3) whatever concessions Mr. Mahoney was able to negotiate with respect to certain unresolved provisions in the Merger Agreement. The primary reasons for that decision by the Applix Board were as follows:

  •
  Applix's prior experiences in discussing a possible acquisition with Company X led Applix management and the Applix directors to question the sincerity of Company X's interest and its desire to expeditiously proceed with an acquisition of Applix. In particular, they discussed and considered:

  •
  that Company X had failed to follow through on several prior occasions when it had expressed an interest in discussing an acquisition of Applix, including as recently as late July;

  •
  the fact that Applix had been told by Company X on several prior occasions that their was an internal split within Company X on whether an acquisition of Applix was desirable; and

  •
  the fact that the inquiry from Company X on Friday was not from the CEO or Chairman of Company X, which is whom Applix would expect it to be from if Company X was committed to proceeding.

  •
  The Applix Board believed that Cognos would likely revisit the $17.87 per share acquisition price, which represented more than a 30% premium over the average closing price of the Applix common stock over the 10 trading days ending August 27th and a price that the directors believed was a very favorable acquisition price, if Applix did not extend exclusivity.

  •
  The Applix Board believed that failing to extend the exclusivity agreement would likely delay the signing of an acquisition agreement beyond September 4th or 5th, which they believed:

  •
  could result in information leaks that disrupt Applix's relations with its employees and customers, unduly distract management from running the business and create a risk to Applix's operating results for the September 30 quarter; and

  •
  in light of recent stock market volatility and other factors beyond the control of Applix, could create a risk to a transaction that they felt was favorable to and in the best interests of the stockholders of Applix.

  •
  Failing to engage in discussions with Company X at that time did not preclude Company X from making an acquisition proposal—as opposed to a mere inquiry as to whether Applix was interested in engaging in strategic discussions—either before or after an agreement was signed with Cognos.

  •
  Mr. Mahoney's belief that extending the exclusivity agreement would give Applix the opportunity to negotiate for certain Merger Agreement concessions from Cognos, which were in the best interests of Applix's stockholders.

        On Tuesday, August 28th, Applix and Cognos executed an amendment to the exclusivity agreement extending it through September 6, 2007.

        On Wednesday, August 29th, the Applix Board held a meeting at which representatives of Bear Stearns made a presentation to the directors on the financial analyses they had performed with respect to the potential Cognos acquisition.

        During the week of Monday, August 27, 2007 through Tuesday September 4th, representatives of Applix and Cognos continued to negotiate the Merger Agreement and related acquisition documents. Cognos also delivered proposed employment agreements to several other Applix employees, which Cognos negotiated with those employees during that time period. See Item 3, "Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Applix—Employment Agreements with Cognos." Applix representatives and Cognos' representatives also continued to hold meetings and telephone calls to discuss matters related to the acquisition.

        On Tuesday, September 4, 2007, the Applix Board met to further consider the proposed acquisition of Applix by Cognos and vote on the Merger Agreement and related matters. Also participating in the meeting were representatives of Bear Stearns and WilmerHale. During that meeting:

  •
  Mr. Mahoney presented his views on the competitive environment and Applix's prospects as a stand-alone company;

  •
  the WilmerHale representatives outlined the fiduciary duties and responsibilities of the Applix Board under applicable law;

  •
  the WilmerHale representatives summarized the principal terms of the proposed Merger Agreement and other acquisition-related documents;

  •
  the Applix Board discussed the terms of the proposed Merger Agreement and other acquisition-related documents; and

  •
  the Bear Stearns representatives reviewed Bear Stearns' analyses of the financial terms of the Transaction and delivered to the Applix Board its opinion to the effect that, as of September 4, 2007 and based upon and subject to the qualifications and conditions set forth therein, the consideration of $17.87 in cash per share of Applix common stock was fair, from a financial point of view, to the holders of Applix common stock excluding Cognos and its affiliates.

        After discussion and deliberation, the Applix Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of Applix and its stockholders, unanimously approved the Merger Agreement and the transactions contemplated thereby, and unanimously resolved to recommend that the Applix stockholders accept the Offer, tender their shares of Applix common stock pursuant to the Offer and approve the Merger Agreement in accordance with the applicable provisions of Massachusetts law.

        Applix and Cognos executed the Merger Agreement on the evening of September 4, 2007 and made a joint public announcement on the morning of September 5, 2007.

Reasons for the Transaction and Recommendation of the Applix Board

        In the course of reaching its decision to recommend that Applix enter into the Merger Agreement, the Applix Board considered a number of factors, including the following:

  •
  its assessment of the challenges facing Applix if it remained as a stand-alone, independent company, including:

  •
  the competitive environment in which Applix operates, including primary competitors that are significantly larger than Applix, with more resources, a bigger customer base and more comprehensive product offerings, and against which it is often difficult for Applix to compete;

  •
  the consolidation trend within Applix's industry, with many smaller companies being acquired by larger companies, creating the risk that if Applix were not acquired in the near future, the potential acquirers may have satisfied their product, technology and strategic needs through acquisitions of other companies and therefore have no interest in an acquisition of Applix;

  •
  the burden of public company costs on Applix as a small, stand-alone, publicly-traded company; and

  •
  challenges in attracting investor interest due to the size and liquidity of Applix.

  •
  the process undertaken by Applix, with the assistance of Bear Stearns, over the past two years to elicit interest in an acquisition of Applix, which did yield any acquisition proposal other than the one from Cognos that culminated in the execution of the Merger Agreement;

  •
  historical and current information concerning Applix's business, financial performance and condition, competitive position, and industry and market conditions;

  •
  the estimates of Applix's future financial performance prepared by management, as described below under the caption "Financial Projections";

  •
  historical and current trading prices of Applix common stock;

  •
  the value of the consideration to be received by Applix stockholders in the Offer and the Merger, including:

  •
  the fact that the $17.87 per share in cash to be paid as the consideration in the Offer and the Merger represents a 22% premium to the closing price of the Applix common stock on

      August 31, 2007 (the last full trading day prior to the Applix Board's approval of the transaction) and a 31% premium the average closing price of the Applix common stock over the 20 trading-day period ended August 31, 2007; and

    •
    the fact that Applix stockholders will receive the consideration in cash, which provides certainty of value to Applix's stockholders.

  •
  the financial analyses presented by Bear Stearns as well as the opinion of Bear Stearns to the Applix Board to the effect that, as of September 4, 2007 and based upon and subject to the qualifications and conditions set forth in its opinion, the consideration of $17.87 in cash per share of Applix common stock was fair, from a financial point of view, to the holders of Applix common stock, excluding Cognos and its affiliates;

  •
  the terms and conditions of the Merger Agreement, including:

  •
  the provision for a two-step transaction structure, with the Offer followed by the Merger, which may shorten the time to closing as compared to alternative structures;

  •
  the conditions to the closing of the Offer and the Merger and the likelihood of their being satisfied, including the absence of any financing or Cognos stockholder approval condition to Cognos' obligation to complete the Offer and the Merger;

  •
  the ability of the Applix Board, under specified circumstances, to furnish information to and conduct negotiations with third parties concerning a superior acquisition proposal and, upon the payment to Cognos of a termination fee of $10,179,000, to terminate the Merger Agreement to accept a superior acquisition proposal; and

  •
  the Applix Board's belief that the $10,179,000 termination fee payable to Cognos in the circumstances set forth in the Merger Agreement was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude another party from making a superior acquisition proposal; and

  •
  the fiduciary duties and responsibilities of the Applix Board under applicable law.

        In the course of its deliberations, the Applix Board also considered a variety of risks and other countervailing factors with respect to the Offer and the Merger, including:

  •
  the risk that the Offer and the Merger might not be completed due to failure to satisfy the closing conditions, some of which are outside of the Applix's control;

  •
  if the Offer and the Merger are not completed, the potential adverse effect of the public announcement of the acquisition on Applix's business, including its significant customer and partner relationships, Applix's ability to attract and retain key personnel and Applix's overall competitive position;

  •
  the fact that gains from an all-cash transaction would be taxable to Applix stockholders for U.S. federal income tax purposes;

  •
  the possibility that another party might have been willing to pay a higher purchase price for Applix than the $17.87 per share price agreed to by Cognos;

  •
  the restrictions that the Merger Agreement imposes on soliciting competing bids, and the fact that Applix would be obligated to pay the $10,179,000 termination fee to Cognos under certain circumstances;

  •
  the restrictions on the conduct of Applix's business prior to the completion of the Offer, requiring Applix to use commercially reasonable best efforts to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent Applix from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

  •
  the fact that Applix will no longer exist as an independent, publicly-traded company and that Applix stockholders will no longer benefit from the future financial performance or any appreciation in the value of Applix; and

  •
  the interests of Applix's officers and directors in the transactions contemplated by the Merger Agreement, as described under "Item 3—Arrangements with Current Executive Officers and Directors of Applix".

        The foregoing discussion of the factors considered by the Applix Board is not intended to be exhaustive, but does set forth all of the material factors considered by the Applix Board. The Applix Board collectively reached the unanimous conclusion to approve the Offer, the Merger and the Merger Agreement in light of the various factors described above and other factors that each member of the Applix Board deemed relevant. In view of the wide variety of factors considered by the members of the Applix Board in connection with their evaluation of the Offer and the Merger and the complexity of these matters, the Applix Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Applix Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

        After evaluating the above factors and consulting with its legal counsel and its financial advisors, the Applix Board unanimously determined that the Merger Agreement was advisable and in the best interests of Applix and its stockholders and unanimously approved the Merger Agreement, the Offer and the Merger. The Applix Board unanimously recommends that Applix stockholders tender their shares to Dimension in the Offer.

Financial Projections

        Applix made available to Cognos and Bear Stearns certain non-public business and financial information about Applix, including financial projections through the fiscal year ending December 31, 2010 ("fiscal 2010"). These projections included the following estimates of Applix's future financial performance:

Fiscal Year Ending December 31,
(in thousands)

	2007	2008	2009	2010
Total Revenues	$69,155	$88,500	$111,000	$140,000
Net Income	$6,647	$9,079	$11,899	$15,679
Total Assets	$78,653	$98,982	$122,781	$153,400
Total Liabilities	$29,910	$35,860	$41,860	$50,000

Principal assumptions:

  •
  Tax rate is 40% in fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010.

  •
  Total revenue growth of 32.6% in fiscal 2007, 28.0% in fiscal 2008, 25.4% in fiscal 2009 and 26.1% in fiscal 2010.

  •
  Gross margin of 88.9% in fiscal 2007, 86.6% in fiscal 2008, 86.2% in fiscal 2009 and 85.6% in fiscal 2010.

  •
  Continued investments in marketing programs and increases to worldwide field operations headcount to drive revenue growth.

  •
  Continued investments in research and development activities in support of the development of and enhancements to the Company's product offerings.

        Applix's non-public business and financial information and projections through fiscal 2010 that Applix provided to Cognos during the course of Cognos' due diligence investigation of Applix was provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. Applix provided the projections to Bear Stearns for its use in the financial analyses conducted by Bear Stearns. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

        Applix does not as a matter of course make public any projections as to future performance or earnings beyond limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to Cognos and Bear Stearns. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles ("GAAP"), and Applix's independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. Applix's internal financial forecasts (upon which the projections were based in part) are, in general, prepared solely for internal use such as budgeting, and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of Applix, including those listed above, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Applix's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

        Applix expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the factors listed under "Item 1A. Risk Factors" in Applix's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above.

        The inclusion of the projections herein should not be regarded as an indication that any of Applix, Bear Stearns, Cognos, Dimension or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. Except as required by law, none of Applix, Bear Stearns, Cognos, Dimension or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        Applix's stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Opinion of Financial Advisor to the Board of Directors of Applix

        At the September 4, 2007 meeting of the Applix Board, Bear Stearns delivered to the Applix Board its opinion to the effect that, as of that date and based upon and subject to the qualifications and conditions set forth therein, the consideration of $17.87 in cash per share of Applix common stock was fair, from a financial point of view, to holders of Applix common stock, excluding Cognos and its affiliates.

        The full text of Bear Stearns' written opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Bear Stearns, is attached to this document as Annex II. The summary of the Bear Stearns opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Applix stockholders are encouraged to read the Bear Stearns opinion in its entirety. In reading the summary of the Bear Stearns opinion set forth below, Applix stockholders should be aware that the opinion:

  •
  was provided to the Applix Board for its benefit and use in connection with its consideration of the Offer and the Merger;

  •
  did not constitute a recommendation to the Applix Board as to how to vote in connection with the Offer and the Merger or to any holder of Applix common stock as to whether to tender any shares of Applix common stock pursuant to the Offer and/or how to vote in connection with the Merger;

  •
  did not address Applix's underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Applix, or the effects of any other transaction in which Applix might engage;

  •
  did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Applix's officers, directors or employees, or of any class of such persons, in connection with the Transaction relative to the consideration of $17.87 in cash for each share of Applix common stock; and

  •
  did not express any opinion as to the price or range of prices at which the shares of Applix common stock might trade subsequent to the announcement of the Transaction.

        Applix did not provide specific instructions to, or place any limitations on, Bear Stearns with respect to the procedures to be followed or factors to be considered by it in performing its reviews or analyses or providing its opinion. In the course of performing its reviews and analyses for rendering its opinion, Bear Stearns:

  •
  reviewed a draft of the Merger Agreement, dated September 2, 2007;

  •
  reviewed Applix's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2004, 2005 and 2006, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2007 and June 30, 2007, its preliminary results for the month ended July 31, 2007 and its Current Reports on Form 8-K filed since December 31, 2006;

  •
  reviewed certain operating and financial information relating to Applix's business and prospects, including projections for the quarters ending on September 30, 2007 and December 31, 2007 and the three years ended December 31, 2010, which are referred to as the "Projections", all as prepared and provided to Bear Stearns by Applix's management;

  •
  met with certain members of Applix's senior management to discuss Applix's business, operations, historical and projected financial results and future prospects;

  •
  reviewed the historical prices, trading multiples and trading volumes of the Applix common stock;

  •
  reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to Applix;

  •
  reviewed the terms of recent mergers and acquisitions involving companies which Bear Stearns deemed generally comparable to Applix;

  •
  performed discounted cash flow analyses based on the Projections; and

  •
  conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

        In preparing its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Bear Stearns by Applix, or obtained by Bear Stearns from public sources, including, without limitation, the Projections. With respect to the Projections, Bear Stearns relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Applix as to the expected future performance of Applix. Bear Stearns has not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, Bear Stearns expresses no view or opinion as to the Projections and the assumptions upon which they are based and has further relied upon the assurances of the senior management of Applix that they are unaware of any facts that would make the information and Projections incomplete or misleading.

        In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of Applix, nor was Bear Stearns furnished with any such appraisals. During the course of its engagement, Bear Stearns was asked by the Applix Board to solicit indications of interest from various third parties regarding a transaction with Applix, and Bear Stearns has considered the results of such solicitation in rendering its opinion. Bear Stearns assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Applix. Bear Stearns is not a legal, regulatory, tax or accounting expert and has relied on the assessment made by Applix and its advisors with respect to such issues.

        The following is a brief summary of the material financial analyses performed by Bear Stearns and presented to the Applix Board in connection with rendering its fairness opinion. This summary does not purport to be a complete description of the analyses underlying the Bear Stearns opinion and the order of the analyses described does not represent the relative importance or weight given to the analyses performed by Bear Stearns.

        Summary of reviews and analyses.    Bear Stearns' opinion was subject to the assumptions, limitations, qualifications and other conditions contained therein and was necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date of the opinion. Bear Stearns assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bear Stearns and Applix. Any estimates contained in the analyses performed by Bear Stearns are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

        Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the reviews and financial and valuation analyses used by Bear Stearns, any information presented in tabular format must be read together with the text of each summary. The tables alone do not represent a complete description of any such reviews or financial and valuation analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Bear Stearns' financial analyses. All such reviews and financial and valuation analyses were based on information available to Bear Stearns on September 4, 2007.

        Historical Stock Performance Analysis.    Bear Stearns compared the consideration of $17.87 in cash per share of Applix common stock to the closing prices for Applix on certain dates and to the average daily closing prices for Applix common stock for various periods and noted the following implied offer premia:

Implied Offer Premia

Time Period (ending August 31, 2007)	Applix common stock price	Premium (Implied by consideration of $17.87)
1 day (August 31, 2007)	$14.60	22.4%
10 day average	$14.25	25.4%
30 day average	$13.86	28.9%
90 day average	$14.90	19.9%
6 month average	$14.37	24.4%
52-week high (July 13, 2007)	$17.46	2.3%
52-week low (September 19, 2006)	$8.10	120.6%

        Using publicly available information, Bear Stearns also reviewed the trading history of the Applix common stock for the one year period ending August 31, 2007 on a stand-alone basis and also in relation to the Nasdaq composite index and to an index comprised of the following five business intelligence companies, which are referred to as the "Business Intelligence Companies":

  •
  Actuate Corporation

  •
  Business Objects S.A.

  •
  Cognos

  •
  MicroStrategy Inc.

  •
  SPSS Inc.

        Discounted Cash Flow Analysis.    Bear Stearns performed a discounted cash flow analysis based on the projected cash flows of Applix for the quarter ending December 31, 2007 and years ending December 31, 2008 through December 31, 2010 using the Projections. Bear Stearns also calculated the terminal value of the enterprise at December 31, 2010 by multiplying projected earnings before interest, taxes, stock-based compensation, depreciation and amortization, or "EBITDA", in the year ending December 31, 2010 by multiples ranging from 11.0x to 14.0x. To discount the projected free cash flows and the terminal value to present value, Bear Stearns used discount rates ranging from 14.5% to 17.5%. This analysis indicated a range of implied equity values per share of Applix common stock of $15.51 to $19.52, compared to the consideration of $17.87 per share of Applix common stock.

        Selected Precedent Transaction Analysis.    Using publicly available information, Bear Stearns examined the following transactions involving enterprise software companies by strategic acquirors announced since January 1, 2002, which are referred to as the "Tier 1" transactions. The Tier 1 transactions considered and the month and year each transaction was announced were as follows:

Tier 1 Transactions

Target	Acquiror	Month and Year of Announcement
Cartesis, Inc.	Business Objects S.A.	April 2007
MapInfo Corporation	Pitney Bowes Inc.	March 2007
Hyperion Software Corporation	Oracle Corporation	March 2007
ALG Software	Business Objects S.A.	September 2006
performancesoft Inc.	Actuate Corporation	January 2006
SRC Software, Inc.	Business Objects S.A.	July 2005
Frango AB	Cognos	August 2004
Brio Software, Inc.	Hyperion Software Corporation	July 2003
Crystal Decisions Inc.	Business Objects S.A.	July 2003
Adaytum Software, Inc.	Cognos	December 2002
Acta Technology, Inc.	Business Objects S.A.	July 2002
HNC Software Inc.	Fair Isaac Corporation	April 2002

        Using publicly available information, Bear Stearns also examined the following additional transactions announced since March 2004 involving enterprise software companies with transaction values between $200 million and $415 million, which are referred to as the "Tier 2" transactions. The Tier 2 transactions considered and the month and year each transaction was announced were as follows:

Tier 2 Transactions

Target	Acquiror	Month and Year of Announcement
Agile Corporation	Oracle Corporation	May 2007
SurfControl plc	Websense Inc.	April 2007
webMethods Inc.	Software AG	April 2007
Stellent Inc.	Oracle Corporation	November 2006
Verity Inc.	Autonomy Corporation plc	November 2005
Peregrine Systems Inc.	Hewlett Packard Company	September 2005
SeeBeyond Technology Corporation	Sun Microsystems Inc.	June 2005
Niku Corporation	CA, Inc.	June 2005
Concord Communications Inc.	CA, Inc.	April 2005
Staffware plc	TIBCO Software Inc.	April 2004
Merant plc	Serena Software, Inc.	March 2004

        In its analysis, Bear Stearns derived and compared multiples for Applix and the selected transactions, calculated as follows:

  •
  transaction value as a multiple of revenues for the latest-twelve-months, or "LTM", immediately preceding announcement of the transaction, which is referred to below as "Transaction Value/LTM Revenues,"

  •
  transaction value as a multiple of LTM EBITDA immediately preceding announcement of the transaction, which is referred to below as "Transaction Value/LTM EBITDA,"

  •
  transaction value as a multiple of estimated revenues for the next-twelve-months, or "NTM", following announcement of the transaction, which is referred to below as "Transaction Value/NTM Revenues," and

  •
  transaction value as a multiple of estimated NTM EBITDA for the period following announcement of the transaction, which is referred to below as "Transaction Value/NTM EBITDA."

        This analysis indicated the following:

Selected Precedent Transaction Multiples

Tier 1 Transactions

	High		Low		Median		Applix Transaction (implied by consideration of $17.87)
Transaction Value/LTM Revenues	3.38	x	1.12	x	2.60	x	4.99	x
Transaction Value/LTM EBITDA	33.6	x	13.1	x	16.4	x	25.1	x
Transaction Value/NTM Revenues	3.16	x	1.03	x	2.30	x	3.94	x
Transaction Value/NTM EBITDA	14.2	x	10.4	x	12.7	x	19.5	x

Tier 2 Transactions

	High		Low		Median		Applix Transaction (implied by consideration of $17.87)
Transaction Value/LTM Revenues	4.00	x	1.88	x	2.48	x	4.99	x
Transaction Value/LTM EBITDA	45.8	x	20.6	x	32.3	x	25.1	x
Transaction Value/NTM Revenues	3.16	x	1.75	x	2.29	x	3.94	x
Transaction Value/NTM EBITDA	29.2	x	16.7	x	23.3	x	19.5	x

        This analysis was compiled using Applix LTM and NTM multiples as of June 30, 2007 based on the Projections. Based on the Projections and a range of NTM EBITDA multiples of 12.0x to 15.0x, Bear Stearns calculated a range of implied equity values per share of Applix common stock of $12.06 to $14.38, compared to the consideration of $17.87 per share of Applix common stock.

        Bear Stearns noted that none of the precedent transactions above are identical to the Transaction. Bear Stearns further noted that the analysis of precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of Applix versus the acquisition value of any comparable company in general and the transactions above in particular.

        Selected Comparable Company Analysis.    Using publicly available research analyst earnings forecasts and information provided by Applix's management, including the Projections, Bear Stearns compared certain operating, financial, trading and valuation information for Applix to the corresponding information for the Business Intelligence Companies. In its analysis, Bear Stearns derived and compared multiples for Applix and the Business Intelligence Companies, calculated as follows:

  •
  enterprise value, which is defined as equity market value plus net debt, minority interest and liquidation value of preferred stock divided by estimated EBITDA for calendar year 2007, which is referred to below as "Enterprise Value/CY 2007E EBITDA",

  •
  enterprise value divided by estimated EBITDA for calendar year 2008, which is referred to below as "Enterprise Value/CY 2008E EBITDA,"

  •
  equity value divided by estimated pro forma net income for calendar year 2007, which is referred to below as "CY 2007E P/E", and

  •
  equity value divided by estimated pro forma net income for calendar year 2008, which is referred to below as "CY 2008E P/E."

        This analysis indicated the following:

Business Intelligence Company Multiples

	High		Low		Mean		Median		Applix Transaction (implied by consideration of $17.87)
Enterprise Value/CY 2007E EBITDA	15.1	x	9.0	x	12.1	x	12.1	x	20.8	x
Enterprise Value/CY 2008E EBITDA	12.2	x	7.4	x	9.8	x	10.0	x	16.1	x
CY 2007E P/E	26.0	x	15.6	x	21.3	x	21.1	x	37.0	x
CY 2008E P/E	21.7	x	12.3	x	17.7	x	17.9	x	29.3	x

        Based on the Projections and a range of Enterprise Value/CY 2008E EBITDA multiples of 10.0x to 12.0x, Bear Stearns calculated a range of implied equity values per share of Applix common stock of $12.14 to $14.01, compared to the consideration of $17.87 per share of Applix common stock. In addition, based on the Projections and a range of CY 2008E P/E multiples of 18.0x to 22.0x, Bear Stearns calculated a range of implied equity values per share of Applix common stock of $11.40 to $13.69, compared to the consideration of $17.87 per share of Applix common stock.

        Bear Stearns noted that none of the comparable companies are identical to Applix and, accordingly, any analysis of comparable companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading value of Applix versus the companies to which Applix was being compared.

        The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant methods of financial and valuation analysis and the application of those methods to the particular circumstances involved. The opinion is, therefore, not readily susceptible to partial analysis or summary description. Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, would create a misleading and incomplete view of the processes underlying its opinion. Bear Stearns based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Bear Stearns did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Bear Stearns considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. Bear Stearns arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Bear Stearns in connection with its opinion operated collectively to support its determination as to the fairness of the consideration to be received by the holders of Applix common stock. The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the comparable company analysis described above are identical to Applix, and none of the precedent transactions used in the precedent transactions analysis described above are identical to the Transaction with Cognos. Accordingly, an analysis of publicly traded comparable companies and comparable precedent transactions is not strictly mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent transactions and other factors that could affect the value of Applix and the public trading values of the companies and precedent transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future. Bear Stearns' opinion was authorized for issuance by its fairness opinion and valuation committee.

        The Bear Stearns opinion was just one of the many factors taken into consideration by the Applix Board. Consequently, Bear Stearns' analysis should not be viewed as determinative of the decision of the Applix Board with respect to the fairness of the per share consideration to be received, from a financial point of view, by the holders of Applix common stock.

        Bear Stearns may seek to provide Applix and Cognos and their respective affiliates certain investment banking and other services unrelated to the Transaction in the future. Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns' research departments and personnel. As a result, Bear Stearns' research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Applix, Cognos, the Transaction and other participants in the Transaction that differ from the views of Bear Stearns' investment banking personnel.

        In the ordinary course of business, Bear Stearns and its affiliates may actively trade for its own account and for the accounts of its customers equity and debt securities, bank debt and/or other financial instruments issued by Applix and/or Cognos and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

        Pursuant to an engagement letter dated August 6, 2007, Applix engaged Bear Stearns to act as its financial advisor with respect to the possible sale of Applix. In selecting Bear Stearns, the Applix Board considered, among other things, the fact that Bear Stearns is an internationally recognized investment banking firm with substantial experience advising companies in Applix's industry as well as substantial experience providing strategic advisory services. Bear Stearns, as part of its investment banking business, is continuously engaged in the evaluation of business and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, senior credit financings, valuations, and general corporate advisory services.

        Pursuant to the engagement letter, Applix agreed to pay to Bear Stearns for its services (i) a fee in the amount of $800,000, payable upon the delivery of its opinion, and (ii) an additional fee payable contingent upon consummation of the Offer based upon a percentage of the aggregate value of the transaction, which fee is expected to be approximately $4.2 million (against which the fee paid pursuant to clause (i) will be credited). In addition, Applix agreed to reimburse Bear Stearns for certain expenses incurred by Bear Stearns in connection with its engagement, including the fees and disbursements of its legal counsel. Applix has also agreed to indemnify Bear Stearns against certain liabilities arising out of its engagement, including liabilities under the federal securities laws.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

        Information pertaining to the retention of Bear Stearns in Item 4, under the heading "Opinion of Bear Stearns," is incorporated herein by reference.

        Except as described above, neither Applix nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Applix's stockholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

        From time to time during the 60 days prior to the date of this Schedule and in the ordinary course, Applix issued an aggregate of 7,024 shares of common stock to holders of options to purchase common stock upon the exercise of such options by the holders thereof, with exercise prices ranging from $1.10 to $12.78 per share and a weighted average exercise price of $4.92 per share.

        On August 15, 2007, for incentive purposes and in the ordinary course, Applix granted options to purchase an aggregate of 10,500 shares of common stock to three employees, all at an exercise price of $12.83 per share.

        No other transactions in Applix securities have been effected during the past 60 days by Applix or any subsidiary of Applix or, to the knowledge of Applix, by any executive officer, director or affiliate of Applix.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule, Applix is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of Applix's securities by Applix, any of its subsidiaries or any other person;

  •
  an extraordinary transaction, such as a merger, reorganization or liquidation, involving Applix or any of its subsidiaries;

  •
  a purchase, sale or transfer of a material amount of assets of Applix or any of its subsidiaries; or

  •
  a material change in the present dividend rate or policy, or indebtedness or capitalization of Applix.

        Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Dimension, pursuant to the Merger Agreement, of certain persons to be appointed to the Applix Board, other than at a meeting of Applix's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

        Subject to the terms and conditions of the Merger Agreement, Applix has granted to Dimension a one-time option to acquire from Applix, at a cash price per share equal to the Offer Price, up to an additional number of shares of common stock such that immediately after the issuance of those additional shares, Dimension will own one share more than 90% of the outstanding shares of Applix common stock on a fully-diluted basis (the "Top-Up Option"). The Top-Up Option may be exercised at or after the first time at which Dimension accepts for payment any shares of Applix common stock pursuant to the Offer and the expiration of any subsequent offering period, if applicable. The Top-Up Option may not be exercised to the extent the number of shares of common stock issuable upon exercise of the Top-Up Option would require approval of Applix's stockholders under the rules of the Nasdaq Stock Market or would exceed the number of authorized but unissued shares of common stock.

Vote Required to Approve the Merger and MBCA Section 11.05

        The Applix Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 11.05 of the MBCA, if Dimension acquires, pursuant to the Offer or otherwise, including the issuance by Applix of shares of common stock upon the exercise by Dimension of the Top-Up Option, at least 90% of the outstanding shares of Applix common stock, Dimension will be able to effect the Merger without a vote of Applix stockholders. If Dimension acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Applix common stock, the affirmative vote of the holders of a majority of the outstanding shares of Applix common stock will be required to effect the Merger.

State Takeover Laws

        Applix is incorporated under the laws of the Commonwealth of Massachusetts. In general, Chapter 110F of the Massachusetts General Laws prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Massachusetts corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Chapter 110F, the Applix Board has approved the Merger Agreement and the transactions contemplated thereby and has taken all appropriate action so that the restrictions on business combinations set forth in Chapter 110F, with respect to Applix, will not be applicable to the Offer or the Merger.

        Chapter 110D of the Massachusetts General Laws restricts the voting rights of shares acquired in a control share acquisition, unless, among other things, the articles of organization or by-laws of a Massachusetts corporation provide that such restrictions are inapplicable. Applix's bylaws opt out of Chapter 110D, and therefore such restrictions will not be applicable to Cognos and Dimension by virtue of such actions.

        Chapter 110C of the Massachusetts General Laws subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a "take-over bid," defined to include any acquisition of or offer to acquire more than ten percent of the issued and outstanding equity securities of a target company. The Applix Board has recommended the Merger Agreement and the transactions contemplated thereby to the Applix stockholders, and has taken all appropriate additional action so that the Offer and the Merger will be excluded from the definition of a "take-over bid" in Chapter 110C, and its requirements will not be applicable to Cognos and Dimension.

Antitrust

Antitrust in the United States

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. These requirements apply to Dimension's acquisition of Applix common stock in the Offer and the Merger.

        Under the HSR Act, the purchase of Applix common stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Applix and Dimension filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Dimension's purchase of Applix common stock in the Offer and the Merger on September 7, 2007. On September 14, 2007, the FTC and the Antitrust Division granted early termination of the mandatory waiting period under the HSR Act.

        At any time before or after the purchase of Applix common stock by Dimension, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Applix common stock in the Offer and the Merger, the divestiture of common stock purchased in the Offer or the divestiture of substantial assets of Dimension, Applix or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Competition Law Filings

        Applix also conducts business in a number of other foreign countries. In connection with the purchase of Applix common stock pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Cognos and Applix will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. The Offer is conditioned upon obtaining material governmental approvals. Cognos and Applix have determined that Germany is the only foreign jurisdiction requiring formal notification of the proposed Offer to its governmental authorities. On September 5, 2007, Cognos submitted a letter to the Federal Cartel Office in Germany ("FCO"; Bundeskartelamt), pursuant to Chapter VII of the Act against Restrictions of Competition of 1958, as amended ("ARC"; Gesetz gegen Wettbewerbsbeschränkungen). Under the ARC, the purchase of Applix common stock in the Offer may not be completed until one month following the submission of notice to the FCO. If, before the end of the one-month period, the FCO decides to commence a second-stage investigation into the Offer, the waiting period will be extended to a date four months after the original submission. Additional extensions of the waiting period can be imposed only with the consent of the parties. If the FCO determines that there are no substantive competition problems associated with the Offer, the FCO may grant the parties clearance to conclude the Offer before the end of the initial one-month waiting period. Cognos and Applix may not conclude the Offer before October 5, 2007, unless clearance is granted by the FCO before that date.

Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger. However, Section 13.02(a)(1) of the MBCA provides generally that stockholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, subject to certain exceptions. One of the exceptions to this general rule applies to a merger in which cash is the sole consideration received by the stockholders, provided that no director, officer or controlling stockholder of the corporation has a direct or indirect material financial interest in the merger other than in (i) his, her or its capacity as a stockholder of the corporation, (ii) his, her or its capacity as a director, officer, employee or consultant of the corporation or the acquiring company pursuant to bona fide arrangements with the corporation or the acquiring company or (iii) any other capacity so long as the stockholder owns less than 5% of the voting securities of the corporation.

        Applix believes that this exception is applicable in this transaction and that Applix shareholders are not entitled to appraisal rights in connection with the Merger. However, the MBCA took effect on

July 1, 2004, and Section 13.02 has not yet been the subject of judicial interpretation. Accordingly, it is possible that a court could conclude that this exception is not applicable and that Applix shareholders are entitled to appraisal rights under Massachusetts law. Any stockholder who believes he, she or it is entitled to appraisal rights and who wishes to preserve those rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which sets forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures specified in Part 13 of the MBCA would result in the loss of any appraisal rights to which Applix shareholders may be entitled.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase dated September 18, 2007 (incorporated herein by reference to Exhibit (a)(1)(i) to Dimension's Tender Offer Statement on Schedule TO, filed by Cognos and Dimension with respect to Applix on September 18, 2007 (the "Schedule TO")).
(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(6)	Form of Summary Advertisement as published on September 18, 2007 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(vii) to the Schedule TO).
(a)(7)
Joint Press Release, dated September 5, 2007, regarding the proposed transaction between Applix, Dimension and Cognos (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9 by Applix on September 5, 2007).
(a)(8)	Letter to Stockholders of Applix dated September 18, 2007.**

(e)(1)
Agreement and Plan of Merger dated as of September 4, 2007 among Cognos, Dimension and Applix (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Applix with the SEC on September 5, 2007).
(e)(2)	Amended and Restated Retention Agreement, dated as of September 4, 2007, between Applix and David C. Mahoney.*
(e)(3)	Amended and Restated Retention Agreement, dated as of September 4, 2007, between Applix and Milton Alpern.*
(e)(4)	Amended and Restated Retention Agreement, dated as of September 4, 2007, between Applix and Michael Morrison.*
(e)(5)	Amended and Restated Retention Agreement, dated as of September 4, 2007, between Applix and Chanchal Samanta.*
(e)(6)	Employment Agreement, dated as of August 30, 2007, between Cognos and Michael Morrison.*
(e)(7)	Employment Agreement, dated as of September 4, 2007, between Cognos and Chanchal Samanta.*
(e)(8)	Confidentiality Agreement, dated as of July 30, 2007, by and between Cognos and Applix.*
(e)(9)	Opinion of Bear Stearns to the Board of Directors of Applix, dated September 4, 2007 (included as Annex II hereto).**
(g)	None.

*
Filed herewith.

**
Filed herewith and included in the copy of the Schedule 14D-9 mailed to Applix's stockholders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ MILTON A. ALPERN
	Name:	Milton A. Alpern
	Title:	Chief Financial Officer
Dated: September 18, 2007

ANNEX I

APPLIX, INC.
289 TURNPIKE ROAD
WESTBOROUGH, MASSACHUSETTS 01581

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about September 18, 2007 to holders of record of common stock, par value $0.0025 per share, of Applix, Inc. as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Applix with respect to the tender offer (the "Offer") by Dimension Acquisition Corp., a Massachusetts corporation ("Dimension"), and an indirect, wholly owned subsidiary of Cognos Incorporated, a Canadian corporation ("Cognos"), for all of the issued and outstanding shares of Applix common stock. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to Applix. You are receiving this Information Statement in connection with the possible election of persons designated by Dimension to at least a majority of the seats on the Board of Directors of Applix (the "Applix Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of September 4, 2007, as such may be amended from time to time (the "Merger Agreement"), among Cognos, Dimension and Applix.

        Pursuant to the Merger Agreement, Dimension commenced a cash tender offer on September 18, 2007, to purchase all of the issued and outstanding shares of Applix common stock at a purchase price of $17.87 per share, net to the holder thereof in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2007 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the Offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 a.m., New York time, on October [16], 2007, at which time if all conditions to the Offer have been satisfied or waived, Dimension will purchase all shares of Applix common stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of Applix and are filed as exhibits to the Schedule 14D-9 filed by Applix with the Securities and Exchange Commission (the "SEC") on September 18, 2007.

        The Merger Agreement provides that promptly upon the acceptance for payment of shares of Applix common stock pursuant to the Offer, Cognos shall be entitled to designate such number of members of the Applix Board as will give Cognos, subject to compliance with applicable law, representation equal to that number of directors, rounded up to the next whole number, which is the product obtained by multiplying (x) the number of directors on the Applix Board (giving effect to the directors elected pursuant to this sentence) and (y) a fraction, the numerator of which is the number of shares of Applix common stock held by Cognos and Dimension (after giving effect to the Offer), and the denominator of which is the total number of the outstanding shares of Applix common stock. As a result, Cognos will have the ability to designate a majority of the Applix Board following consummation of the Offer.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder in connection with the appointment of Cognos' designees to the Applix Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement (including information herein incorporated by reference) concerning Cognos, Dimension and Cognos' designees has been furnished to Applix by Cognos, and Applix assumes no responsibility for the accuracy or completeness of such information.

COGNOS DESIGNEES

        Cognos has informed Applix that it will choose its designees for the Applix Board from the list of persons set forth below. In the event that additional designees of Cognos are required in order to constitute a majority of the Applix Board, such additional designees will be selected by Cognos from among the directors and executive officers of Cognos, Cognos Corporation ("Cognos USA"), a Delaware corporation and wholly owned subsidiary of Cognos, and Dimension listed in Annex I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to Applix by Cognos, sets forth, with respect to each individual who may be designated by Cognos as one of its designees, the name, age of the individual as of September 18, 2007, present principal occupation and employment history during the past five years. Cognos has informed Applix that each such individual is a Canadian citizen (except Messrs. Laverty, Gilbody and Shone who are citizens of the United States of America, Mr. Griffiths who is a citizen of the United Kingdom and Mr. Duranton who is a citizen of France) and has consented to act as a director of Applix if so appointed or elected. Unless otherwise indicated below, the business address of each such person is Cognos Incorporated, 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada K1G 4K9.

        Cognos has informed Applix that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person's property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Name	Age	Current Principal Occupation and Five-Year Employment History
Robert G. Ashe	48	Mr. Ashe has served as a director, President and Chief Executive Officer of Cognos since June 2004. Prior to that time, he served as Cognos' President and Chief Operating Officer from April 2002 to June 2004 and as Cognos' Chief Corporate Officer from March 2001 to April 2002.

2

Tom Manley	49	Mr. Manley is a Senior Vice President and Chief Financial Officer of Cognos and has served in such capacity since August 2001. Since September 2007, Mr. Manley has been a director, President and Treasurer of Dimension.
W. John Jussup	55	Mr. Jussup has been a director of Cognos USA since May 1, 2000. He has worked at Cognos since October 1993 and has been the Senior Vice President and Secretary of Cognos since September 2005 and Chief Legal Officer of Cognos since 2002. In September 2007, Mr. Jussup became Secretary of Dimension.
Les Rechan	46	Mr. Rechan is the Chief Operating Officer of Cognos and has been since May 2006. From March 2006 to May 2006, he served as Senior Vice President, CRM Strategy at Oracle Inc., a software company. From August 2004 to February 2006, Mr. Rechan was a Senior Vice President and General Manager of Americas for Siebel Systems, a CRM software provider. Mr. Rechan served as a Senior Vice President (North America) at Cadence Design, an electronic design automation software and engineering services company, from April 2003 to July 2004. From February 2001 to October 2002, he was Chief Operating Officer at Onyx Software, a producer of customer process management software and solutions.
Peter J.L. Griffiths	43	Mr. Griffiths has served as Cognos' Senior Vice President, Products since April 2004. From February 2002 to April 2004, he was the Senior Vice President, Research and Development of Cognos. Mr. Griffiths was a Vice President, Research and Development of Cognos from February 2001 to February 2002.
David Laverty	51	Mr. Laverty has been Cognos' Chief Marketing Officer and a Senior Vice President since February 2002. From May 2000 to February 2002, he was Vice President, Marketing of Surebridge, Inc., an application outsourcer of On Demand Solutions.
Philippe Duranton	47	Mr. Duranton has been Senior Vice President, Human Resources at Cognos since April 2007. From May 2003 to January 2007, he was Senior Executive Vice President, Human Resources at Gemplus, a digital security firm. From December 1998 to September 2002, Mr. Duranton served as Senior Executive Vice President, General Affairs at Vivendi Universal TV and Film Group, a French media conglomerate.

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Rick Gilbody	47	Mr. Gilbody has been a director of Cognos USA since March 2007. In June 2007, he became President of Americas of Cognos USA. From 2002 until 2007, Mr. Gilbody held various positions at Cognos USA as a Vice President, Americas in Finance and Operations.
Kevin Shone	41	Mr. Shone has been a director of Cognos USA since May 2004. He has worked at Cognos USA since 1998 in various positions and has been the Vice President, Finance Global Solution Team of Cognos USA since June 2007.
Christopher Stone		Since July 2007, Mr. Stone has been Deputy General Counsel of Cognos USA, Americas Operations and since March 2006, Mr. Stone has been Assistant Secretary of Cognos USA. From January 2001 to April 2003, Mr. Stone was an associate at Testa, Hurwitz & Thibeault, LLP, a law firm.

        Cognos has advised Applix that none of the designees listed above is currently a director of, or holds any position with, Applix. Cognos has advised Applix that none of the designees listed above or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of Applix or (ii) has been involved in any transactions with Applix or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

CERTAIN INFORMATION CONCERNING APPLIX

        The authorized capital stock of Applix consists of 50,000,000 shares of common stock, par value $0.0025 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. As of September 4, 2007, 16,049,154 shares of Applix common stock were issued and outstanding and no shares of Preferred Stock were issued or outstanding.

        The common stock is the only class of voting securities of Applix outstanding that is entitled to vote at a meeting of stockholders of Applix. Each share of Applix common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

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Beneficial Ownership of Applix Common Stock

        The following table sets forth the beneficial ownership of Applix common stock as of September 4, 2007 by: (1) each holder of 5% of more of outstanding Applix common stock, (2) each director, (3) each executive officer named in the Summary Compensation Table below, and (4) all directors and executive officers as a group.

Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Outstanding Common Stock(2)
5% Holders
Arbor Capital Management, LLC(3)	1,610,200	10.03%
Non-Employee Directors
Bradley D. Fire(4)	1,909,464	11.9
John D. Loewenberg(5)	109,189	*
Peter Gyenes(6)	90,018	*
Charles F. Kane(7)	78,894	*
Alain J. Hanover(8)	44,638	*
Executive Officers
David C. Mahoney(9)	1,027,050	6.4
Michael Morrison(10)	318,076	1.98
Milton A. Alpern(11)	234,375	1.46
Chanchal Samanta(12)	69,375	*
All current directors and executive officers as a group (9 persons)(13)	3,881,079	24.18

*
Less than 1%

(1)
Each person has sole investment and voting power with respect to the shares indicated as beneficially owned, except as otherwise noted. The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership. In accordance with Securities and Exchange Commission ("SEC") rules, each person listed is deemed to beneficially own any shares issuable upon the exercise of stock options held by him or her that were exercisable on September 4, 2007 or within 60 days after September 4, 2007 (other than by reason of any acceleration of vesting in connection with the transactions contemplated by the Merger Agreement); any reference in these footnotes to stock options refers only to such options, respectively.

(2)
Percentage ownership calculations are based on 16,049,154 shares of common stock outstanding as of September 4, 2007. Any shares that may be acquired upon the exercise of stock options on or prior to November 3, 2007 are deemed to be outstanding for the purpose of calculating the percentage of the outstanding common stock owned by such person or entity. These shares, however, are not considered outstanding when computing the percentage ownership of any other person or entity.

(3)
On February 2, 2007, Arbor Capital Management, LLC ("ACM") filed a Schedule 13G with the SEC reporting beneficial ownership and shared voting and dispositive power with respect to 1,610,200 shares as of December 31, 2006, consisting of shares beneficially owned by ACM and Rick D. Leggott ("Leggott"), CEO and majority shareholder of ACM; the information is reported herein in reliance on such filing. The address for ACM and Leggott is One Financial Plaza, 120 South Sixth Street, Suite 1000, Minneapolis, Minnesota 55402.

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(4)
Mr. Fire's address is 1248 E. 2100 Rd., Eudora, KS 66025. Includes 1,869,464 shares held by Mr. Fire and his spouse and 40,000 shares subject to stock options.

(5)
Includes 43,189 shares held by Mr. Loewenberg's spouse. Includes 66,000 shares subject to stock options.

(6)
Includes 30,018 shares held by Mr. Gyenes and 60,000 shares subject to stock options.

(7)
Includes 12,894 shares held by Mr. Kane and 66,000 shares subject to stock options.

(8)
Includes 24,638 shares held by Mr. Hanover and 20,000 shares subject to stock options.

(9)
Includes 73,300 shares held by Mr. Mahoney and 953,750 shares subject to stock options.

(10)
Includes 130,576 shares held by Mr. Morrison and 187,500 shares subject to stock options.

(11)
Consists of shares subject to stock options.

(12)
Consists of shares subject to stock options.

(13)
Includes a total of 1,697,000 shares subject to stock options held by the current directors and executive officers as a group.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF APPLIX

        The following is a list of Applix's directors and executive officers, their ages as of September 4, 2007 and their principal position. Executive officers are appointed and may be removed by the Applix Board.

Name	Age	Position
John D. Loewenberg	67	Chairman of the Board of Directors
Bradley D. Fire	37	Director
Alain J. Hanover	58	Director
Charles F. Kane	50	Director
Peter Gyenes	62	Director
David C. Mahoney	62	President, Chief Executive Officer and Director
Milton A. Alpern	55	Chief Financial Officer and Treasurer
Michael Morrison	44	Chief Operating Officer
Chanchal Samanta	54	Vice President, Research and Development

        Mr. Loewenberg has been a director of Applix since March 2001 and Chairman of the Board since July 2002. Mr. Loewenberg has been the Managing Partner of JDL Enterprises, a consulting company, since 1996.

        Mr. Fire has been a director of Applix since February 2003. Mr. Fire has been the owner of Peeper Ranch, an equestrian facility, since March 2000. Mr. Fire served as a Senior Software Engineer of Go2Net, Inc., an Internet services company, from June 1998 to February 2000. Mr. Fire served as the co-Chief Executive Officer of Silicon Investor, a consumer website devoted to discussion about technology stocks, from May 1995 to June 1998.

        Mr. Hanover has been a director of Applix since July 1992. Mr. Hanover has been the Managing Director and CEO of Navigator Technology Ventures, a venture capital firm, since January 2002.

        Mr. Kane has been a director of Applix since March 2001. Mr. Kane has held several leadership positions in the technology industry and is currently the Chief Financial Officer of "One Laptop per Child," a non-profit organization founded at Massachusetts Institute of Technology that provides computers and internet access for students in the developing world. Before this, Mr. Kane served as Chief Financial Officer and Senior Vice President, Finance of RSA Security Inc., a security software

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and consulting company, from May 2006 until the acquisition of RSA Security Inc. by EMC Corporation in September 2006. From July 2003 to May 2006, Mr. Kane was Senior Vice President and Chief Financial Officer of Aspen Technology, Inc., a provider of process management software and implementation services. He served as President and Chief Executive Officer of Corechange, Inc., an e-business access framework software provider, from May 2001 until its sale to Open Text Corporation in February 2003. Mr. Kane also currently serves on the Board of Directors of Progress Software Corporation.

        Mr. Mahoney was elected interim President and Chief Executive Officer of Applix on February 28, 2003 and served in that capacity until April 22, 2003 at which time he was elected President and Chief Executive Officer. Mr. Mahoney has also been a director of Applix since October 1992. Mr. Mahoney served as Chief Executive Officer of Verbind, Inc., a provider of real-time behavioral analysis and event triggering technology, from May 2001 until February 2003, following the sale of the company to SAS Institute.

        Mr. Gyenes has been a director of Applix since May 2000. Mr. Gyenes served as the Chairman and Chief Executive Officer of Ascential Software Corporation (formerly known as Informix Corporation), a global provider of information management software, from July 2000 until its acquisition by IBM in April 2005. Mr. Gyenes is also a member of the Board of Trustees of the Massachusetts Technology Leadership Council and serves on the Board of Directors of Lawson Software and BladeLogic, Inc.

        Mr. Alpern was elected Chief Financial Officer and Treasurer of Applix on June 16, 2003. From February 2002 through March 2003, Mr. Alpern served as the Chief Financial Officer of Viisage Technology, Inc., a publicly-held provider of facial recognition and identity verification software and solutions. Prior to joining Viisage Technology, Mr. Alpern was the Chief Financial Officer of Eprise Corporation, a publicly-held provider of business Web site content management software and services, from March 1998 through February 2002.

        Mr. Morrison joined Applix in June 2004 as Vice President, Worldwide Field Operations and was promoted to Chief Operating Officer in February 2007. Prior to Applix, Mr. Morrison held various positions at Cognos Incorporated, a publicly-held provider of business intelligence and business performance software, from May 1993 through February 2004, including Vice President of Enterprise Planning Operations, Vice President of Finance and Administration, and Corporate Counsel.

        Mr. Samanta joined Applix in January 2006 as Vice President, Research and Development. Prior to joining Applix, Mr. Samanta served as Vice President, Product Development at Unica Corporation, a publicly-held provider of enterprise marketing management software, from February 2002 to September 2005.

        There are no family relationships among any of the directors or executive officers.

        The Applix Board is divided into three classes, with members of each class holding office for staggered three-year terms. There are currently two Class I Directors, Mr. Fire and Mr. Loewenberg, whose terms expire at the 2010 Annual Meeting; two Class II Directors, Mr. Hanover and Mr. Kane, whose terms expire at the 2008 Annual Meeting; and two Class III Directors, Mr. Mahoney and Mr. Gyenes, whose terms expire at the 2009 Annual Meeting (in all cases subject to the election and qualification of their successors or to their earlier death, resignation or removal).

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BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Corporate Governance Guidelines

        This section and the sections that follow describe key Corporate Governance Guidelines and practices that the Applix Board has adopted. Complete copies of our Corporate Governance Guidelines are available on the Investor Relations—Corporate Governance section of Applix's website, www.applix.com.

        The Applix Board has adopted Corporate Governance Guidelines to assist the Applix Board in the exercise of its duties and responsibilities and to serve the best interests of Applix and its stockholders. These guidelines, which provide a framework for the conduct of the Applix Board's business, provide that:

  •
  the principal responsibility of the directors is to oversee the management of Applix;

  •
  a majority of the members of the Applix Board must be independent directors;

  •
  the independent directors meet regularly in executive session;

  •
  directors have full and free access to management and, as necessary and appropriate, independent advisors;

  •
  new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

  •
  at least annually the Applix Board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

Determination of Independence

        Under applicable NASDAQ rules, a director will only qualify as an "independent director" if, in the opinion of the Applix Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        The Applix Board has determined that none of Messrs. Fire, Gyenes, Hanover, Kane or Loewenberg has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 4200(a)(15) of the NASDAQ Stock Market, Inc. Marketplace Rules.

        In determining the independence of the directors listed above, the Applix Board considered the fact that Mr. Fire beneficially owns more than 10% of the outstanding Applix common stock.

Director Nomination Process

        The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Applix Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Committee and the Applix Board.

        In considering whether to recommend any particular candidate for inclusion in the Applix Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria set forth in our Corporate Governance Guidelines. These criteria include the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of its directors, considered as

8

a group, should provide a composite mix of experience, knowledge and abilities that will allow the Applix Board to fulfill its responsibilities.

        Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of the Applix common stock for at least a year as of the date such recommendation is made, to the Chairman of the Nominating and Corporate Governance Committee, Applix, Inc., 289 Turnpike Road, Westborough, Massachusetts 01581. Assuming that appropriate biographical and background material has been provided on a timely basis, the Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

        Stockholders also have the right under our bylaws to directly nominate director candidates, without any action or recommendation on the part of the Committee or the Applix Board, by following the procedures set forth under "Stockholder Proposals."

Communicating with the Independent Directors

        The Applix Board will give appropriate attention to written communications that are submitted by stockholders and will respond if and as appropriate. The Chairman of the Board is primarily responsible for monitoring communications from stockholders and for providing copies or summaries of such communications to the other directors as he considers appropriate.

        Under procedures approved by a majority of the independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairman of the Board considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we receive repetitive or duplicative communications.

        Stockholders who wish to send communications on any topic to the Applix Board may address such communications in care of the Chairman of the Board of Directors, at Applix, Inc., 289 Turnpike Road, Westborough, Massachusetts 01581.

Board Meetings and Attendance

        The Applix Board met nine times during fiscal 2006. During fiscal 2006, each director attended at least 75% of the aggregate number of Applix Board meetings and the number of meetings held by all committees on which he then served.

        Our Corporate Governance Guidelines provide that directors are expected to attend the Annual Meeting of Stockholders. Four of our six directors attended the 2007 Annual Meeting.

Board Committees

        The Applix Board has established four standing committees—Audit, Compensation, Nominating and Corporate Governance, and Strategic Planning. The Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee each operate under a charter that has been approved by the Applix Board. Current copies of these charters are posted on the Investor Relations—Corporate Governance section of our website, www.applix.com.

        The Applix Board has determined that all of the members of each of the Applix Board's four standing committees are independent as defined under the rules of the NASDAQ Stock Market,

9

including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In particular, the Applix Board has determined that, although Mr. Fire falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii) under the Exchange Act because he beneficially owns more than 10% of the outstanding Applix common stock, Mr. Fire nevertheless meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Audit Committee

        The Audit Committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from the independent registered public accounting firm;

  •
  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  overseeing our internal audit function;

  •
  discussing our risk management policies;

  •
  establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our independent registered public accounting firm and management;

  •
  reviewing and approving or ratifying any related person transactions; and

  •
  preparing the audit committee report required by SEC rules.

        The members of the Audit Committee are Messrs. Kane (Chairman), Fire, Gyenes, Hanover and Loewenberg. The Applix Board has determined that Mr. Kane is an "audit committee financial expert" as defined by applicable SEC rules. The Audit Committee met seven times during fiscal 2006.

Compensation Committee

        The Compensation Committee's responsibilities include:

  •
  annually reviewing and approving corporate goals and objectives relevant to CEO compensation;

  •
  determining the CEO's compensation;

  •
  reviewing and approving, or making recommendations to the Applix Board with respect to, the compensation of our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering our cash and equity incentive plans;

  •
  reviewing and making recommendations to the Applix Board with respect to director compensation;

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  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis"; and

  •
  preparing the compensation committee report required by SEC rules.

        The processes and procedures followed by our Compensation Committee in considering and determining executive and director compensation are described below under the heading "Executive and Director Compensation Processes".

        The members of the Compensation Committee are Messrs. Gyenes (Chairman), Fire and Loewenberg. The Compensation Committee met six times during fiscal 2006.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee's responsibilities include:

  •
  identifying individuals qualified to become Applix Board members;

  •
  recommending to the Applix Board the persons to be nominated for election as directors and to each of the Applix Board's committees;

  •
  reviewing and making recommendations to the Applix Board with respect to management succession planning;

  •
  developing and recommending to the Applix Board corporate governance principles; and

  •
  overseeing the evaluation of the Applix Board.

        The processes and procedures followed by the Nominating and Corporate Governance Committee in identifying and evaluating director candidates are described above under the heading "Director Nomination Process".

        The members of the Nominating and Corporate Governance Committee are Messrs. Hanover (Chairman), Kane and Loewenberg. The Nominating and Corporate Governance Committee met three times during fiscal 2006.

Strategic Planning Committee

        The Applix Board has also established a Strategic Planning Committee, which is intended to support and consult with Applix management on strategic planning issues in between meetings of the Applix Board. The members of the Strategic Planning Committee are Messrs. Gyenes and Loewenberg.

Executive and Director Compensation Processes

        The Compensation Committee has implemented an annual performance review program for our executives under which annual performance goals are determined early in each calendar year for each executive officer. These goals include both corporate goals and individual goals that facilitate the achievement of the corporate goals. The executive officers' goals are approved by the Compensation Committee. Annual bonuses are tied to the achievement of these corporate and individual performance goals.

        During the first calendar quarter of each year, we evaluate individual and corporate performance against the goals for the recently completed year. The chief executive officer presents to the Compensation Committee an evaluation of each of the other executive officers, as well as a recommendation by the chief executive officer for annual executive salary increases, annual stock-based awards, target bonuses for the new fiscal year and bonus awards based on individual performance for the recently completed fiscal year. These evaluations and recommendations are then discussed by the Compensation Committee, which then approves salary, bonuses and stock awards for the executive

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officers. In the case of the chief executive officer, his individual performance evaluation is conducted by the compensation committee, which determines his compensation changes and awards. For all executives, annual base salary increases, annual stock-based awards and annual bonuses, to the extent approved, are implemented during the first calendar quarter of the year.

        The Compensation Committee utilizes surveys of director compensation at peer companies to assist in its review of our director compensation. The Applix Board considers the recommendations of the Compensation Committee in its determination of director compensation.

        The Compensation Committee has the authority to retain compensation consultants and other outside advisors to assist in the evaluation of executive officer and director compensation.

Policies and Procedures for Related Person Transactions

        The Applix Board has adopted the following written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of its executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom is referred to as a "related person," has a direct or indirect material interest.

        If a related person proposes to enter into such a transaction, arrangement or relationship, which is referred to as a "related person transaction," the related person must report the proposed related person transaction to our Chief Financial Officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Audit Committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the Chairman of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

        A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. The Committee will review and consider such information regarding the related person transaction as it deems appropriate under the circumstances.

        The Audit Committee may approve or ratify the transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate.

        In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, the Applix Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

  •
  interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and

  •
  a transaction that is specifically contemplated by provisions of our articles of organization or bylaws.

        The policy provides that transactions involving compensation of executive officers must be reviewed and approved by the Compensation Committee in the manner specified in its charter.

Related Person Transactions

        We did not enter into any related person transactions during the fiscal year ended December 31, 2006.

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EXECUTIVE AND DIRECTOR COMPENSATION AND RELATED MATTERS

Compensation Discussion and Analysis

        The Compensation Committee of the Applix Board oversees our executive compensation program. In this role, the Compensation Committee reviews and approves annually all compensation decisions relating to our executive officers.

Objectives and Philosophy of Our Executive Compensation Program

        The primary objectives of the Compensation Committee with respect to executive compensation are to:

  •
  attract, retain and motivate the best possible executive talent;

  •
  ensure executive compensation is aligned with our corporate strategies and business objectives;

  •
  promote the achievement of key strategic and financial performance measures by linking short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals; and

  •
  thereby align executives' incentives with the creation of stockholder value

        To achieve these objectives, the Compensation Committee evaluates our executive compensation program with the goal of setting compensation at levels the committee believes are competitive with those of other companies in our industry and our region that compete with us for executive talent. In addition, our executive compensation program ties a substantial portion of each executives' overall compensation to key strategic, financial and operational goals such as: new product development initiatives, business expansion initiatives including through the establishment and maintenance of key strategic relationships or acquisitions; growth of our customer base, leadership development, and financial and operational performance, as measured by metrics of revenue and adjusted operating income. We also provide a portion of our executive compensation in the form of stock options that vest over time, which we believe helps to retain our executives and aligns their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation.

        In making compensation decisions, the Compensation Committee compares our executive compensation against that paid by a peer group of software companies that are publicly traded and generate similar levels of revenue and also those that specifically compete in the database and analytic markets. This peer group, which is periodically reviewed and updated by the committee, consists of companies the committee believes are generally comparable to our company and against which the committee believes we compete for executive talent.

        The Compensation Committee also engages outside executive compensation consultants periodically to validate the information gained from our internal surveys. In 2006, the Committee engaged a consultant before making the adjustments to the executive officers' salaries and targeted bonuses.

        We compete with many other companies for executive personnel. Accordingly, the Compensation Committee generally targets overall compensation for executives between the 50th and 75th percentile of compensation paid to similarly situated executives of the companies in the peer group. Variations to this general target may occur as dictated by the experience level of the individual and market factors.

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Components of our Executive Compensation Program

        The primary elements of our executive compensation program are:

  •
  base salary;

  •
  annual cash incentive bonuses;

  •
  stock option awards;

  •
  insurance, retirement and other employee benefits; and

  •
  severance and change-in-control benefits.

        We have not had any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the Compensation Committee, after reviewing market and peer group information provided annually by the Vice President, Human Resources and periodically through an outside executive compensation consultant chosen by the Compensation Committee, determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

Base Salary

        Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. When establishing base salaries for 2006, the Compensation Committee considered the survey data of compensation in the peer group, as well as a variety of other factors, including the seniority of the individual, the level of the individual's responsibility, the ability to replace the individual, the base salary of the individual at his or her prior employment, if applicable, and the number of well qualified candidates to assume the individual's role. Generally, we believe that executive base salaries should be targeted between the 50th and 75th percentile of the range of salaries for executives in similar positions at comparable companies.

        Base salaries are reviewed at least annually by our Compensation Committee, and are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Cash Incentive Bonus

        Early each year, our Compensation Committee adopts an executive officer bonus plan covering that year. The annual cash incentive bonuses are intended to compensate for the achievement of both corporate financial goals and individual performance objectives. Amounts payable under the bonus plan are calculated as a percentage of the target bonus amount established for each executive officer, with higher ranked executives typically being compensated at a higher dollar level. The corporate financial targets are the same for each executive officer, but their weighting varies among the executives. For example, for 2006, Mr. Mahoney and Mr. Alpern had a split of 70% corporate financial targets and 30% individual objectives where Mr. Morrison had a split of 90% corporate targets and 10% individual objectives to recognize his focus on the generation of worldwide revenues. Mr. Samanta had a split of 80% financial targets and 20% individual objectives. As part of his employment letter, Mr. Samanta was guaranteed 100% of his bonus of $12,000 for the first quarter of 2006. The corporate targets generally conform to the financial metrics contained in the internal business plan adopted by the Applix Board relating to revenue and adjusted operating income (which is operating income plus the amount of the company's non-cash stock compensation expense). The individual objectives vary among the executive officers based on the differing nature of their duties. Individual objectives are necessarily tied to the particular area of responsibility of the executive and their performance in attaining those objectives. The Compensation Committee approves the individual performance goals for each executive,

14

the weighting of various goals for each executive and the formula for determining potential bonus amounts based on achievement of those goals.

        The Compensation Committee works with the chief executive officer to develop corporate and individual goals that they believe are moderately difficult goals but with focused efforts can be achieved.

        For 2006, each executive officer received between 143% and 153% of his target bonus based on performance and weighting of corporate financial objectives, and 100% of his target bonus based on individual performance objectives.

Executive	Target Bonus	Bonus Payment
David C. Mahoney	$235,000	$334,961
Milton A. Alpern	125,000	178,436
Michael Morrison	220,000	336,147
Chanchal Samanta	60,000	88,449

Stock Option Awards

        Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, the vesting feature of our equity grants should further our goal of executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period. In determining the size of equity grants to our executives, our Compensation Committee considers our corporate performance, the applicable executive's performance, the amount of equity previously awarded to the executive, the vesting of previous awards, the total number of outstanding shares and the recommendations of the Chief Executive Officer.

        We typically make an initial equity award of stock options to new executives and make annual equity grants early in the year as part of our overall compensation program and in conjunction with the Compensation Committee's review of the executives' individual performance. All grants of options to our executives are approved by the Compensation Committee or the Applix Board. We set the exercise price of all executive option grants to equal the closing price of our common stock on the NASDAQ Global Select Market on the date of grant. We do not make grants to executive officers during our quarter-end trading blackouts or other periods when we have prevented our directors and executive officers from trading in our stock as a result of material nonpublic information in our possession. In recent years, our Compensation Committee has approved the annual executive option grants at its regularly scheduled meeting shortly before the announcement of our fourth quarter and annual operating results, with an effective grant date (and the date on which the exercise price is set) shortly following our earnings announcement. Approximately 50% of the total number of shares covered by our annual option grants are allocated for the executive officers and other members of our senior management team. We believe the greatest impact on creating shareholder value is derived from the decisions and actions of the executive team and thus they should have the heaviest weighting in the allocation of equity awards.

        Typically, the options we grant to our executives vest at a rate of 12.5% every six months over the first four years of the seven-year option term. Vesting and exercise rights cease shortly following termination of employment except in the case of death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. Our Chief Executive Officer

15

has been delegated the authority to make option grants to employees other than executive officers, subject to the following restrictions:

  •
  he may not grant options for more than 250,000 shares of common stock in any calendar year, he may not grant options to any one person for more than 25,000 shares of common stock in any calendar year, and the number of shares of common stock covered by the options he grants must be consistent with our past practices for employees of similar positions;

  •
  the exercise price of all options granted by him must be equal the closing price of our common stock on the NASDAQ Global Select Market on the date of grant;

  •
  option grants to new hires may be made only on the last day of the month and option grants to existing employees may be made only on the 15th day of the second month of a calendar quarter;

  •
  all option grants must be on the terms (including vesting) set forth in our standard form of stock option agreement; and

  •
  he must document his approval of the grants (including a countersignature by the Chief Financial Officer) and report such grants to the Compensation Committee.

        Option grants that do not fall within the authority delegated to our Chief Executive Officer must be approved by the Compensation Committee or the Applix Board, and are subject to the same timing and pricing restrictions as described above with respect to option grants to our executive officers.

        We do not have any equity ownership guidelines for our executives.

2006 Base Salary and Targeted Bonus Adjustments and Option Awards

        In 2006, adjustments in annual base and targeted bonus were made for David Mahoney, Chief Executive Officer and President, Milton Alpern, Chief Financial Officer and Senior Vice President, Finance, and Michael Morrison, Senior Vice President, Worldwide Field Operations who in February 2007 was promoted to Chief Operating Officer. A new offer of employment was made to Chanchal Samanta, Senior Vice President, Research & Development. In the cases of Mr. Mahoney, Mr. Alpern and Mr. Morrison, recommendations to adjust base salary and bonus in the following amounts came after review with an outside compensation consultant and reviewing survey data with the Vice President, Human Resources. In the case of Mr. Mahoney, his base was increased from $275,000 to $325,000 and his targeted annual bonus was increased from $165,000 to $235,000 for a total compensation increase from $440,000 to $560,000. This increase represented a 27% adjustment in targeted annual cash compensation. For Mr. Alpern an adjustment in base salary from $200,000 to $250,000 was approved along with an increase from $100,000 for his annual targeted bonus to $125,000. This represented a total increase of 25% moving Mr. Alpern's targeted total cash compensation from $300,000 to $375,000. Mr. Morrison's annual base salary was increased from $180,000 to $200,000 and his targeted bonus from $180,000 to $220,000. This represented a total increase to Mr. Morrison's targeted cash compensation of 17%. Mr. Samanta was hired as a full time employee in January 2006 at an annual base salary of $210,000 with a targeted annual bonus of $60,000 for a total compensation package of $270,000. A stock option grant for 100,000 shares was approved by the Compensation Committee for Mr. Mahoney effective February 6, 2006. At the same time, stock option grants were also approved for Mr. Morrison for 75,000 shares, for Mr. Alpern for 75,000 shares and for Mr. Samanta for 25,000 shares.

Benefits and Other Compensation

        We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance and a 401(k) plan. Executives are eligible to participate in all of

16

our employee benefit plans, in each case on the same basis as other employees. For employees participating in the 401(k) plan, we provide a matching contribution equal to one-third of the employee's contribution, up to a maximum employee contribution of 6% of salary. For example, an employee earning $100,000 a year and contributing 6% of his or her salary into the plan would receive a company matching contribution equal to $2,000 (6% of $100,000 multiplied by one-third).

Severance and Change-in-Control Benefits

        Pursuant to Amended and Restated Retention Agreements we have entered into with each executive officer, our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change in control of our company. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, under the caption "—Potential Payments Upon Termination or Change-in-Control" below.

        We believe that providing these benefits helps us to compete for executive talent. After reviewing the practices of companies represented in the compensation peer group, we believe that our severance and change-in-control benefits are generally in line or less than those severance packages offered to executives by the companies in the peer group.

Tax Considerations

        Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation

        The following table sets forth the total compensation for the fiscal year ended December 31, 2006 of each of our executive officers.

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(1)	All Other Compensation(3)	Total
David C. Mahoney Chief Executive Officer	2006	$325,000	—	$237,652	$335,242	$5,719	$903,613
Milton A. Alpern Chief Financial Officer	2006	$250,000	—	$168,750	$178,319	$5,000	$602,070
Michael Morrison Chief Operating Officer	2006	$200,000	—	$205,396	$335,858	$4,010	$745,264
Chanchal Samanta Senior Vice President—Research & Development	2006	$206,904	$12,000	$164,237	$84,055	$3,150	$470,345

(1)
Amounts were paid under our 2006 Executive Officer Bonus Plan. See "Compensation Discussion and Analysis—Components of our Executive Compensation Program—Annual Cash Incentive Bonus" above for a description of this plan.

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(2)
The amounts shown in this column reflect the dollar amounts recognized for financial statement reporting purposes for the year ended December 31, 2006 in accordance with FAS 123R and thus include amounts attributable to stock options granted in and prior to 2006 under our 1994 Equity Incentive Plan, 2004 Equity Incentive Plan, and 2006 Stock Incentive Plan (the "Plans"). A discussion of the assumptions used in calculating the amounts in this column may be found in Note 2 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 10-K filed with the SEC on March 16, 2007. Stock options granted under the Plans vest over four years in eight equal 12.5% installments. The first installment vests six months after the date of grant, with each remaining installment vesting every six months thereafter until fully vested. We are party to a retention agreement with each of the Messrs. Mahoney, Alpern, Morrison and Samanta. Under these agreements, upon a change in control, all restricted stock and stock options held by the executive will become fully vested. Also, if the executive's employment is terminated prior to a change in control of Applix, by Applix without cause or by the executive for good reason, the vesting of restricted stock and stock options held by the executive on the termination date will accelerate by 18 months in the case of Mr. Mahoney and 12 months in the case of Messrs. Alpern, Morrison and Samanta, and the vested portion of each stock option will remain exercisable during a defined extension period.

(3)
All amounts in this column represent matching contributions made by Applix to the executives' 401(k) accounts.

Grants of Plan-Based Awards

        The following table sets forth information concerning each grant of an award made to an executive officer during the fiscal year ended December 31, 2006 under any plan, contract, authorization or arrangement pursuant to which cash, securities, similar instruments or other property may be received.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Grant Date Fair Value of Stock and Option Awards(4)
		Date of Compensation Committee Approval									Closing Market Price on Grant Date
Name	Grant Date		Threshold ($)		Target ($)		Maximum ($)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)
David C. Mahoney	2/6/2006 —	2/1/2006 —	$	— 61,688	$	— 235,000	— —	100,000 —		$5.90 —		$5.90 —		$298,000 —
Millton A. Alpern	2/6/2006 —	2/1/2006 —	$	— 32,812	$	— 125,000	— —	75,000 —		$5.90 —		$5.90 —		$223,500 —
Michael Morrison	2/6/2006 —	2/1/2006 —	$	— 74,250	$	— 220,000	— —	75,000 —		$5.90 —		$5.90 —		$223,500 —
Chanchal Samanta	1/5/2006 2/6/2006 —	— 2/1/2006 —	$	— — 25,500	$	— — 60,000	— — —	150,000 25,000 —	$ $	7.88 5.90 —	$ $	7.88 5.90 —	$ $	598,500 74,500 —

(1)
All awards were paid under our 2006 Executive Officer Bonus Plan, which is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2006. See "Compensation Discussion and Analysis—Components of our Executive Compensation Program—Annual Cash Incentive Bonus" above for a description of this plan and see the Summary Compensation Table above for amounts paid under such plan for 2006.

(2)
There are no caps on the numerical formulas contained in the plan with respect to the calculation of the bonuses based on revenue and adjusted operating income. The bonus based on individual performance is capped at 150% of the portion of the target bonus allocated to that metric.

(3)
These stock options vest over four years in eight equal 12.5% installments. The first installment vests six months after the date of grant, with each remaining installment vesting every six months

18

  thereafter until fully vested. We are party to a retention agreement with each of the Messrs. Mahoney, Alpern, Morrison and Samanta. Under these agreements, upon a change in control, all restricted stock and stock options held by the executive will become fully vested. Also, if the executive's employment is terminated prior to a change in control of Applix, by Applix without cause or by the executive for good reason, the vesting of restricted stock and stock options held by the executive on the termination date will accelerate by 18 months in the case of Mr. Mahoney and 12 months in the case of Messrs. Alpern, Morrison and Samanta, and the vested portion of each stock option will remain exercisable during a defined extension period.

(4)
The amounts shown in this column reflect the fair value of the options in accordance with FAS 123R. These amounts will be recognized for financial statement reporting purposes over the vesting period of the option. A discussion of the assumptions used in calculating the amounts in this column may be found in Note 2 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 10-K filed with the SEC on March 16, 2007.

Information Relating to Equity Awards and Holdings

        The following table sets forth information concerning restricted stock that has not vested, stock options that have not been exercised and equity incentive plan awards for each of the executive officers outstanding as of December 31, 2006.

Outstanding Equity Awards at Fiscal Year End

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David C. Mahoney	2,500 1,500 4,000 17,000 4,000 10,000 50,000 306,250 350,000 93,750 12,500	43,750 56,250 87,500	18.0625 6.125 2.50 1.75 1.39 1.11 1.40 1.60 2.03 4.18 5.90	1/1/2007 5/5/2007 1/1/2008 12/6/2008 1/1/2009 1/1/2010 3/10/2010 4/22/2010 8/13/2010 2/3/2011 2/6/2013	(2) (2) (2) (2) (2) (2) (3) (1) (4) (1) (1)
Milton A. Alpern	93,750 46,875 15,000 9,375	15,625 28,125 25,000 65,625	1.96 4.15 4.94 5.90	6/6/2010 2/2/2011 1/7/2012 2/6/2013	(1) (1) (1) (1)

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Michael Morrison	125,000 5,625 9,375	75,000 9,375 65,625	4.40 4.94 5.90	6/1/2011 1/7/2012 2/6/2013	(1) (1) (1)
Chanchal Samanta	18,750 3,125	131,250 21,875	7.88 5.90	1/5/2013 2/6/2013	(1) (1)

(1)
The stock options were granted under the 2004 Equity Incentive Plan and the 1994 Equity Incentive Plan and vest over four years in eight equal 12.5% installments. The first installment vests six months after the date of grant, with each remaining installment vesting every six months thereafter until fully vested. We are party to a retention agreement with each of the Messrs. Mahoney, Alpern, Morrison and Samanta. Under these agreements, upon a change in control, all stock options held by the executive will become fully vested. Also, if the executive's employment is terminated prior to a change in control of Applix, by Applix without cause or by the executive for good reason, the vesting of stock options held by the executive on the termination date will accelerate by 18 months in the case of Mr. Mahoney and 12 months in the case of Messrs. Alpern, Morrison and Samanta, and the vested portion of each stock option will remain exercisable during a defined extension period. The grant date of each option is listed in the table below by expiration date.

Expiration Date	Grant Date
4/22/2010	4/22/2003
6/6/2010	6/6/2003
2/2/2011	2/2/2004
2/3/2011	2/3/2004
6/1/2011	6/1/2004
1/7/2012	1/7/2005
1/5/2013	1/5/2006
2/6/2013	2/6/2006
(2)
The stock options were granted to Mr. Mahoney under the 1994 Equity Incentive Plan, the 2000 Director Equity Plan and the 1996 Director Equity Plan for his service as a director of Applix, but before he became an officer. The options became fully vested on the first anniversary of the date of grant. The grant date of each option is listed in the table below by expiration date.

Expiration Date	Grant Date
1/1/2007	1/1/2000
5/5/2007	5/5/2000
1/1/2008	1/1/2001
12/6/2008	12/6/2001
1/1/2009	1/1/2002
1/1/2010	1/1/2003
(3)
The stock options were granted under the 1994 Equity Incentive Plan on March 10, 2003 and vested in full on the second anniversary of the date of grant.

(4)
The stock options were granted under the 1994 Equity Incentive Plan on August 13, 2003. The options became fully vested on December 31, 2005 upon achievement of certain performance goals related to our financial performance.

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Option Exercises and Stock Vested

        Messrs. Mahoney, Alpern, Morrison and Samanta did not exercise any stock options during the fiscal year ended December 31, 2006. We have not made any grants of restricted stock to our officers.

Potential Payments Upon Termination or Change-in-Control

        In January 2007, we entered into a retention agreement with each of our executive officers, David Mahoney, Milton Alpern, Michael Morrison and Chanchal Samanta. In September 2007, these retention agreements were amended and restated to take into account the regulations promulgated under Section 409A of the Internal Revenue Code of 1986, as amended, since those agreements were originally executed.

        The retention agreements are not employment contracts and do not specify an employment term, compensation level or other terms or conditions of employment. The retention agreements provide for certain severance benefits to the executive in the event his employment is terminated under specified circumstances, as well as certain benefits upon a change in control, as follows:

        If the executive's employment is terminated, other than after a change in control of Applix, by Applix without cause or by the executive for good reason, the executive will be entitled to receive severance benefits consisting of the following primary components:

  •
  continued payment of his base salary for 18 months in the case of Mr. Mahoney and 12 months in the case of Messrs. Alpern, Morrison and Samanta; and

  •
  a continuation of medical and dental benefits for the severance period referred to in the bullet above, provided in each case that such benefits would cease sooner if and when the executive is eligible to receive them from another employer.

        If the executive's employment is terminated by Applix without cause or by the executive for good reason within 12 months following a change in control of Applix, the executive will be entitled to receive severance benefits consisting of the following primary components:

  •
  for 18 months in the case of Mr. Mahoney and 12 months in the case of Messrs. Alpern, Morrison and Samanta, continued payment of compensation at an annual rate equal to the sum of (i) his base salary plus (ii) his target bonus for the year during which the termination occurs; and

  •
  a continuation of medical and dental benefits for the severance period referred to in the bullet above, provided in each case that such benefits would cease sooner if and when the executive is eligible to receive them from another employer.

        In addition, upon a change in control, regardless of whether the executive's employment terminates, all restricted stock and stock options held by the executive will become fully vested. If the executive's employment is terminated prior to a change in control of Applix, by Applix without cause or by the executive for good reason, the vesting of restricted stock and stock options held by the executive on the termination date will accelerate by 18 months in the case of Mr. Mahoney and 12 months in the case of Messrs. Alpern, Morrison and Samanta, and the vested portion of each stock option will remain exercisable during a defined extension period.

        As partial consideration for the benefits provided under the retention agreement, each executive is bound by non-competition, non-solicitation and non-disparagement provisions in the retention agreement. The obligation of Applix to provide the severance benefits to an executive is conditioned on the executive signing a release of claims against Applix.

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        The table below shows the benefits potentially payable to each of our executive officers if he were to be terminated without cause or resign for good reason prior to a change in control. These amounts are calculated on the assumption that the employment termination took place on December 31, 2006.

Name	Severance Payments	Medical/Dental(1)	Equity Benefits(2)
David C. Mahoney	$487,500	$17,069	$1,032,875
Milton A. Alpern	$250,000	$5,703	$447,375
Michael Morrison	$200,000	$15,703	$473,000
Chanchal Samanta	$210,000	$15,596	$163,750

(1)
Calculated based on the estimated cost to us of providing these benefits.

(2)
This amount is equal to the number of option shares that would accelerate, assuming a December 31, 2006 employment termination, multiplied by the excess of $11.34 over the exercise price of the option. $11.34 is the closing price of our common stock on the NASDAQ Global Select Market on December 29, 2006, the last day of trading in fiscal year 2006.

        The following table shows the benefits potentially payable to each of our executive officers if he were to be terminated without cause or resign for good reason following a change in control. These amounts are calculated on the assumption that both the change in control and the employment termination took place on December 31, 2006.

Name	Severance Payments	Medical/Dental(1)	Equity Benefits(2)
David C. Mahoney	$840,000	$17,069	$1,304,875
Milton A. Alpern	$375,000	$5,703	$865,781
Michael Morrison	$420,000	$15,703	$937,500
Chanchal Samanta	$270,000	$15,596	$573,125

(1)
Calculated based on the estimated cost to us of providing these benefits.

(2)
This amount is equal to the number of option shares that would accelerate, assuming a December 31, 2006 change in control, multiplied by the excess of $11.34 over the exercise price of the option. $11.34 is the closing price of our common stock on the NASDAQ Global Select Market on December 29, 2006, the last day of trading in fiscal year 2006.

Director Compensation

Cash Compensation

        Employee directors of Applix do not receive compensation for their services as directors. The non-employee directors receive annual compensation for their services as directors as follows:

  •
  $20,000 to each non-employee director;

  •
  an additional $10,000 for the non-employee director serving as the Chairman of the Board;

  •
  an additional $15,000 for the non-employee director serving as the Audit Committee chairman;

  •
  an additional $10,000 for the non-employee director serving as the Compensation Committee chairman;

  •
  an additional $5,000 for the non-employee director serving as the Nominating and Corporate Governance Committee chairman;

22

  •
  an additional $5,000 for each non-employee director serving as a member of the Strategic Planning Committee;

  •
  an additional $2,500 for each non-employee director serving as a member of the Audit Committee (excluding the Chairman of the Board and any director serving as the chairman of any committee);

  •
  an additional $2,500 for each non-employee director serving as a member of the Compensation Committee (excluding the Chairman of the Board and any director serving as the chairman of any committee); and

  •
  an additional $2,500 for each non-employee director serving as a member of the Nominating and Corporate Governance Committee (excluding the Chairman of the Board and any director serving as the chairman of any committee).

        In addition, non-employee directors are reimbursed for expenses incurred in connection with attendance at Applix Board meetings.

Stock Options

        Pursuant to the 2003 Director Equity Plan (the "2003 Director Plan"), (1) each non-employee director receives a stock option for 10,000 shares of common stock on January 1 of each year, so long as he or she continues to serve as a director and provided he or she attended at least 75% of the meetings of the Applix Board and any committees on which he or she served in the preceding year (an "Annual Grant") and (2) each new non-employee director receives a stock option to purchase 10,000 shares of common stock upon such director's initial election to the Applix Board (an "Election Grant"). On January 1, 2007, each of Messrs. Fire, Gyenes, Hanover, Kane and Loewenberg were granted a stock option for 10,000 shares of common stock. All of the stock options described above have an exercise price equal to the fair market value of the common stock on the date of grant. Annual Grants become exercisable on the first anniversary of the date of grant (or upon an earlier change in control of Applix), provided the optionee continues to serve as a director of Applix on such date; and expire seven years from the date of grant or 90 days after the optionee ceases to serve as a director. Election Grants become exercisable in two equal annual installments on the first and second anniversaries of the date of grant (or upon an earlier change in control of Applix), provided the optionee continues to serve as a director of Applix on such date.

Stock Awards

        The non-employee directors automatically receive grants of Applix common stock under the 2003 Director Plan on January 1 of each year as follows:

  •
  $5,000 worth of common stock to each non-employee director serving as a director on such date;

  •
  an additional $10,000 worth of common stock to the non-employee director serving as Chairman of the Board on such date;

  •
  an additional $2,500 worth of common stock to each non-employee director serving on the Audit Committee on such date;

  •
  an additional $5,000 worth of common stock to the non-employee director serving as the Chairman of the Audit Committee on such date;

  •
  an additional $2,500 worth of common stock to each non-employee director serving on the Compensation Committee on such date;

  •
  an additional $2,500 worth of common stock to the non-employee director serving as the Chairman of the Compensation Committee on such date;

23

  •
  an additional $2,500 worth of common stock to each non-employee director serving on the Nominating and Corporate Governance Committee on such date; and

  •
  an additional $2,500 worth of common stock to each non-employee director serving on the Strategic Planning Committee (beginning January 1, 2007).

        Such common stock will be valued at the average closing price of the common stock on The NASDAQ Global Select Market (or such other principal exchange on which the common stock is then listed, or the average of the closing bid and asked prices in the over-the-counter market, as applicable) on the five consecutive trading days ending two days prior to the date of each grant.

        The following table sets forth information concerning the compensation of our directors who are not also executive officers for the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	Total
Bradley D. Fire	$25,000	$9,994	$34,512	$69,506
Peter Gyenes	$35,000	$14,990	$34,512	$84,502
Alain J. Hanvoer	$25,000	$9,994	$34,512	$69,506
Charles F. Kane	$35,000	$14,990	$34,512	$84,502
John D. Loewenberg	$35,000	$24,996	$34,512	$94,508

(1)
The amounts in these columns reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006 in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payments, or FAS 123R, of stock and option awards under our 2003 Director Plan. A discussion of the assumptions used in calculating the amounts in these columns may be found in Note 2 to our audited consolidated financial statements for the year ended December 31, 2006 included in our Annual Report on Form 10-K filed with the SEC on March 16, 2007. The following table shows the grant date fair value of each stock grant awarded made to our non-employee directors during 2006 as determined in accordance with FAS 123R, the aggregate number of stock awards held by each of our non-employee directors as of December 31, 2006, the grant date fair value of each option award made to our non-employee directors during 2006 as determined in accordance with FAS 123R and the aggregate number of shares subject to options held by each of our non-employee directors as of December 31, 2006.

Name	Grant Date Fair Value of Stock Awards	Aggregate Number of Stock Awards	Grant Date Fair Value of Option Awards	Aggregate Number of Option Awards
Bradley D. Fire	$9,994	866	$34,512	10,000
Peter Gyenes	$14,990	1,299	$34,512	10,000
Alain J. Hanvoer	$9,994	866	$34,512	10,000
Charles F. Kane	$14,990	1,299	$34,512	10,000
John D. Loewenberg	$24,996	2,166	$34,512	10,000

Compensation Committee Interlocks and Insider Participation

        During 2006, the members of our compensation committee were Messrs. Gyenes, Fire and Loewenberg, none of whom was a current or former officer or employee of Applix and none of whom had any related person transaction involving Applix. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of the Applix Board or Compensation Committee.

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Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and the holders of more than 10% of the Applix common stock to file with the SEC initial reports of ownership of Applix common stock and other equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. Officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of copies of reports filed by our directors and executive officers pursuant to Section 16(a) or written representations by the persons required to file these reports, we believe that during 2006 all filing requirements of Section 16(a) were satisfied.

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ANNEX II

Opinion of Bear Stearns

Bear, Stearns & Co. Inc. 383 Madison Avenue New York, New York 10179 Tel 212.272.2000 www.bearstearns.com

September 4, 2007

The Board of Directors
Applix, Inc.
289 Turnpike Road
Westborough, MA 01581

Gentlemen:

        We understand that Applix, Inc. ("Applix"), Cognos Incorporated ("Cognos") and Dimension Acquisition Corp., an indirect, wholly owned subsidiary of Cognos ("Merger Sub") intend to enter into an Agreement and Plan of Merger to be dated as of September 4, 2007, (the "Agreement"), pursuant to which (i) Merger Sub will commence a cash tender offer (the "Tender Offer") for all of the issued and outstanding shares of Applix common stock, par value $0.0025 per share (the "Applix Common Stock"), for $17.87 per share, net to the seller in cash (the "Consideration to be Received") and (ii) Merger Sub will be merged with and into Applix in a merger (the "Merger" and, together with the Tender Offer, the "Transaction") in which each share of Applix Common Stock will be converted into the right to receive the Consideration to be Received. We further understand that, in connection with the Transaction, Cognos and certain stockholders of Applix ("Certain Stockholders") intend to enter into tender and voting agreements, to be dated as of the date of the Agreement, pursuant to which Certain Stockholders will agree, among other things, to tender all the shares of Applix Common Stock held by such stockholders in the Tender Offer. You have provided us with a copy of the Agreement in substantially final form.

        You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the holders of Applix Common Stock, excluding Cognos and its affiliates.

        In the course of performing our reviews and analyses for rendering this opinion, we have:

  •
  reviewed a draft of the Agreement, dated September 2, 2007;

  •
  reviewed Applix's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2004, 2005 and 2006, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2007 and June 30, 2007, its preliminary results for the month ended July 31, 2007 and its Current Reports on Form 8-K filed since December 31, 2006;

  •
  reviewed certain operating and financial information relating to Applix's business and prospects, including projections for the quarters ending on September 30, 2007 and December 31, 2007 and the three years ended December 31, 2010 (the "Projections"), all as prepared and provided to us by Applix's management;

  •
  met with certain members of Applix's senior management to discuss Applix's business, operations, historical and projected financial results and future prospects;

  •
  reviewed the historical prices, trading multiples and trading volumes of the Applix Common Stock;

  •
  reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Applix;

  •
  reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to Applix;

  •
  performed discounted cash flow analyses based on the Projections; and

  •
  conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Applix or obtained by us from public sources, including, without limitation, the Projections. With respect to the Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Applix as to the expected future performance of Applix. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, we express no view or opinion as to the Projections and the assumptions upon which they are based and we have further relied upon the assurances of the senior management of Applix that they are unaware of any facts that would make the information and Projections incomplete or misleading.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Applix, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with Applix, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Applix. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Applix and its advisors with respect to such issues.

        We do not express any opinion as to the price or range of prices at which the shares of Applix Common Stock may trade subsequent to the announcement of the Transaction.

        We have acted as a financial advisor to Applix in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Tender Offer. A portion of our compensation is payable upon delivery of this letter and may be credited against the fee payable upon consummation of the Tender Offer. In addition, Applix has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Bear Stearns may seek to provide Applix and Cognos and their respective affiliates with certain investment banking and other services unrelated to the Transaction in the future.

        Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns' research departments and personnel. As a result, Bear Stearns' research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Applix, Cognos, the Transaction and other participants in the Transaction that differ from the views of Bear Stearns' investment banking personnel.

        In the ordinary course of business, Bear Stearns and its affiliates may actively trade for its own account and for the accounts of its customers equity and debt securities, bank debt and/or other financial instruments issued by Applix and/or Cognos and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

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        It is understood that this letter is intended for the benefit and use of the Board of Directors of Applix in connection with its consideration of the Transaction. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 or any proxy statement/prospectus to be distributed to the holders of Applix Common Stock in connection with the Merger. This letter does not constitute a recommendation to the Board of Directors of Applix in connection with the Transaction, nor does this letter constitute a recommendation to any holders of the Applix Common Stock as to whether to tender any such shares pursuant to the Tender Offer and/or how to vote in connection with the Merger. This opinion does not address Applix's underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Applix, or the effects of any other transaction in which Applix might engage. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Applix's officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be Received. Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Bear Stearns. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the holders of Applix Common Stock, excluding Cognos and its affiliates.

Very truly yours,
BEAR, STEARNS & CO. INC.
By:	/s/ EDWARD M. RIMLAND Edward M. Rimland Senior Managing Director

3

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  ANNEX I
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF APPLIX
  ANNEX II